 Exhibit 99.1

Central Puerto S.A.

Consolidated financial statements for the year ended
December 31, 2018, together with the independent auditor´s report

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina

FISCAL YEAR N° 27 BEGINNING JANUARY 1, 2018 FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

CUIT (Argentine taxpayer identification number): 33-65030549-9. Date of registration with the Public Registry of Commerce:

–
Of the articles of incorporation: March 13, 1992.

–
Of the last amendment to by-laws: April 28, 2017.

Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations.

Expiration date of the articles of incorporation: March 13, 2091.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE

(stated in pesos)

Class of shares	Subscribed, paid-in, issued and registered (Note 22)

1,514,022,256 common, outstanding book-entry shares, with face value of 1 each and entitled to one vote per share.	1,514,022,256

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME
for the year ended December 31, 2018

	Notes	2018	2017
		ARS 000	ARS 000

Continuing operations

Revenues	5	14,265,370	9,638,568
Cost of sales	Exhibit F	(6,486,698)	(5,199,149)
Gross income		7,778,672	4,439,419

Administrative and selling expenses	Exhibit H	(1,389,336)	(1,056,257)
Other operating income	6.1	13,222,842	930,062
Other operating expenses	6.2	(132,881)	(140,138)
CVO receivables update		11,017,014	-
Operating income		30,496,311	4,173,086

RECPAM - Income (loss) for exposure to change in purchasing power of currency	3	(4,036,196)	(151,904)
Finance income	6.3	2,280,193	1,558,816
Finance expenses	6.4	(6,300,881)	(1,200,654)
Share of the profit of associates	3 & Exhibit C	1,074,185	1,173,004
Income before income tax from continuing operations		23,513,612	5,552,348

Income tax for the year	7	(6,604,351)	(1,081,177)
Net income for the year from continuing operations		16,909,261	4,471,171

Discontinued operations

Income after tax for the year from discontinued operations	18	276,177	791,274
Net income for the year		17,185,438	5,262,445

Attributable to:
– Equity holders of the parent		17,519,598	5,291,355
– Non-controlling interests		(334,160)	(28,910)
		17,185,438	5,262,445

Basic and diluted earnings per share (ARS)	8	11.64	3.52

Basic and diluted earnings per share from continuing operations (ARS)	8	11.46	2.99

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31, 2018

	Notes	2018	2017
		ARS 000	ARS 000

Net income for the year		17,185,438	5,262,445

Other comprehensive income for the year

Other comprehensive income to be reclassified to income in subsequent periods

Loss on financial assets at fair value through other comprehensive income	6.5	(346,628)	(768,395)
Income tax related to loss on financial assets at fair value through other comprehensive income	7	138,629	268,938
Other comprehensive income (loss) to be reclassified to income in subsequent periods		(207,999)	(499,457)

Other comprehensive income (loss) not to be reclassified to income in subsequent periods

Remeasurement of losses from long-term employee benefits	11.3	20,551	(25,661)
Income tax related to remeasurement of losses from long-term employee benefits	7	(6,165)	4,233
Other comprehensive income (loss) not to be reclassified to income in subsequent periods		14,386	(21,428)
Other comprehensive income for the year		(193,613)	(520,885)
Total comprehensive income for the year		16,991,825	4,741,560

Attributable to:
– Equity holders of the parent		17,325,985	4,770,470
– Non-controlling interests		(334,160)	(28,910)
		16,991,825	4,741,560

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at December 31, 2018

		2018	2017
	Notes	ARS 000	ARS 000

Assets
Non-current assets
Property, plant and equipment	Exhibit A	22,567,418	17,451,669
Intangible assets	12 & Exhibit B	2,235,230	1,988,603
Investment in associates	3 & Exhibit C	1,998,336	1,830,138
Trade and other receivables	10.1	16,671,608	3,842,054
Other non-financial assets	11.1	222,955	18,782
Deferred tax asset		-	2,996
Inventories	9	74,687	71,187
		43,770,234	25,205,429
Current assets
Inventories	9	220,896	194,640
Other non-financial assets	11.1	495,130	695,313
Trade and other receivables	10.1	10,579,028	5,733,942
Other financial assets	Exhibit D	1,964,630	1,639,941
Cash and cash equivalents	13	229,948	130,863
		13,489,632	8,394,699
Assets held for sale	18	-	748,866

Total assets		57,259,866	34,348,994

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		11,442,144	11,442,144
Legal reserve		383,393	162,480
Voluntary reserve		4,406,281	1,019,873
Retained earnings		14,715,337	2,206,313
Accumulated other comprehensive income		-	207,999
Equity attributable to holders of the parent		32,461,177	16,552,831
Non-controlling interests		467,677	478,704
Total equity		32,928,854	17,031,535

Non-current liabilities
Other non-financial liabilities	11.2	1,958,883	692,009
Other loans and borrowings	10.3	5,204,030	2,183,278
Borrowings from CAMMESA	10.4	1,004,304	1,558,485
Compensation and employee benefits liabilities	11.3	148,470	166,983
Deferred income tax liabilities	7	4,793,384	3,847,033
		13,109,071	8,447,788
Current liabilities
Trade and other payables	10.2	1,729,909	1,501,885
Other non-financial liabilities	11.2	1,660,944	973,971
Borrowings from CAMMESA	10.4	1,812,910	2,588,283
Other loans and borrowings	10.3	672,668	746,503
Compensation and employee benefits liabilities	11.3	391,168	477,136
Income tax payable		4,416,843	1,619,402
Provisions	Exhibit E	537,499	610,476
		11,221,941	8,517,656
Liabilities directly associated with the assets held for sale	18	-	352,015
		11,221,941	8,869,671
Total liabilities		24,331,012	17,317,459
Total equity and liabilities		57,259,866	34,348,994

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended December 31, 2018

	Attributable to holders of the parent
	Capital stock	Noncapitalized contribution		Retained earnings
	Face value	Adjustment to capital stock	Merger premium	Legal and other reserves	Voluntary reserve	Unappropriated retained earnings	Other accumulated comprehensive income (loss)	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2018	1,514,022	11,442,144	-	162,480	1,019,873	2,206,313	207,999	16,552,831	478,704	17,031,535

Contributions from non-controlling interests	-	-	-	-	-	-	-	-	309,764	309,764
Share-based payments	-	-	-	-	-	-	-	-	13,369	13,369

Net income for the year	-	-	-	-	-	17,519,598	-	17,519,598	(334,160)	17,185,438
Other comprehensive income for the year	-	-	-	-	-	14,386	(207,999)	(193,613)	-	(193,613)
Total comprehensive income for the year	-	-	-	-	-	17,533,984	(207,999)	17,325,985	(334,160)	16,991,825

Increase in legal reserve	-	-	-	220,913	-	(220,913)	-	-	-	-
Increase in voluntary reserve	-	-	-	-	3,386,408	(3,386,408)	-	-	-	-
Dividends in cash	-	-	-	-	-	(1,417,639)	-	(1,417,639)	-	(1,417,639)
As of December 31, 2018 (1)	1,514,022	11,442,144	-	383,393	4,406,281	14,715,337	-	32,461,177	467,677	32,928,854

As of January 1, 2017	1,514,022	11,954,365	1,240,608	980,579	1,286,285	(4,019,693)	707,456	13,663,622	12,407	13,676,029

Loss absorption according to RG CNV n° 777/2018, subject to Annual General Meeting’s approval	-	(512,221)	(1,240,608)	(980,579)	(1,286,285)	4,019,693	-	-	-	-
Modified balances as of January 1, 2017	1,514,022	11,442,144	-	-	-	-	707,456	13,663,622	12,407	13,676,029

Contributions from non-controlling interests	-	-	-	-	-	7,710	-	7,710	490,052	497,762
Share-based payments	-	-	-	-	-	-	-	-	5,155	5,155

Net income for the year	-	-	-	-	-	5,291,355	-	5,291,355	(28,910)	5,262,445
Other comprehensive income for the year	-	-	-	-	-	(21,428)	(499,457)	(520,885)	-	(520,885)
Total comprehensive income for the year	-	-	-	-	-	5,269,927	(499,457)	4,770,470	(28,910)	4,741,560

Increase in legal reserve	-	-	-	162,480	-	(162,480)	-	-	-	-
Increase in voluntary reserve	-	-	-	-	3,074,975	(3,074,975)	-	-	-	-
Dividends in cash	-	-	-	-	(2,055,102)	166,131	-	(1,888,971)	-	(1,888,971)
As of December 31, 2017 (1)	1,514,022	11,442,144	-	162,480	1,019,873	2,206,313	207,999	16,552,831	478,704	17,031,535

(1) A subsidiary holds 8,851,848 common shares.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended December 31, 2018

	2018	2017
	ARS 000	ARS 000

Operating activities
Income for the year before income tax from continuing operations	23,513,612	5,552,348
Income for the year before income tax from discontinued operations	328,814	1,181,290
Income for the year before income tax	23,842,426	6,733,638

Adjustments to reconcile income for the year before income tax to net cash flows:
Depreciation of property, plant and equipment	1,142,555	1,202,111
Loss (gain) on replacement/disposal of property, plant and equipment	104,378	1,351
Amortization of intangible assets	349,674	413,037
CVO receivables update	(11,017,014)	-
Interest earned from customers	(1,623,309)	(437,583)
Finance income	(2,280,193)	(1,558,816)
Finance expenses	6,300,881	1,200,654
Share of the profit of associates	(1,074,185)	(1,173,004)
Share-based payments	13,369	5,155
Movements in provisions, impairment of material and spare parts and long-term employee benefit plan expense	(2,457)	155,781
Foreign exchange difference for trade receivables	(11,403,596)	(116,699)
Income from the sale of La Plata plant	(229,054)	-
RECPAM - Income (loss) for exposure to change in purchasing power of currency	(3,186,389)	(766,906)

Working capital adjustments:
Increase in trade and other receivables	5,187,097	(555,575)
(Increase) Decrease in other non-financial assets and inventories	(30,750)	(343,515)
Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	1,808,271	(54,486)
	7,901,704	4,705,143
Interest received from customers	44,358	119,293
Income tax and minimum presumed income tax paid	(4,240,036)	(1,161,769)
Net cash flows provided by operating activities	3,706,026	3,662,667

Investing activities
Purchase of property, plant and equipment	(6,958,953)	(5,734,812)
Cash flows generated from the sale of the La Plata plant	625,905	-
Dividends received	970,084	59,470
Interest received from financial assets	-	-
Sale of available-for-sale financial assets, net	292,639	2,394,118
(Purchase) Sale of investments in associates	-	(9)
Net cash flows used in investing activities	(5,070,325)	(3,281,233)

Financing activities
Short-term loans received (paid), net	(23,139)	(1,089,069)
Long-term loans received	4,374,978	2,840,834
Long-term loans paid	(2,095,109)	(1,654,794)
Borrowings received from CAMMESA	-	1,023,563
Interest paid	(461,443)	(71,113)
Dividends paid	(1,417,639)	(1,888,971)
Contributions from non-controlling interests	309,764	497,762
Net cash flows (used in) provided by financing activities	687,412	(341,788)

(Decrease) Increase in cash and cash equivalents	(676,887)	39,646
Exchange difference and other financial results	1,331,368	66,978
RECPAM generated by cash and cash equivalents	(555,396)	(31,056)
Cash and cash equivalents as of January 1	130,863	55,295
Cash and cash equivalents as of December 31	229,948	130,863

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation and commercialization.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over SEGBA’s Nuevo Puerto and Puerto Nuevo plants, and we began operations.

Our shares are listed on the BCBA (“Buenos Aires Stock Exchange”), and, since February 2, 2018, they are listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

In order to carry out its electric energy generation activity the Group owns the following assets:

–
Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,714 MW.

–
Our Luján de Cuyo plant is located in Luján de Cuyo, Province of Mendoza and has an installed capacity of 509 MW and a steam generating capacity of 150 tons per hour. (See Note 19.7).

–
The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

–
The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group (See note 3.2).

Through its subsidiary Proener S.A., the Group sells and transports any type of fuels both in the country and abroad. Moreover, on July 19, 2018, the National Gas Regulation Entity (Enargas) filed the Company with the Registry of Traders and Trade Agreements of Enargas.

Moreover, as of the incorporation of CP Renovables S.A. (“CPR”) and its subsidiaries, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U. the Group takes part on the development and performance of energy projects based on the use of renewable energy sources.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

During August and September 2018, the wind farms belonging to CP La Castellana S.A.U. and CP Achiras S.A.U. (CPR subsidiaries) were commissioned, respectively, with a capacity of 99 MW and 48 MW, respectively.

The issuance of Group’s consolidated financial statements of the year ended December 31, 2018 was approved by the Company’s Board of Directors on March 11, 2019.

1.1.
Overview of Argentine Electricity Market

Transactions among different participants in the electricity industry take place through the wholesale electricity market (“WEM”) which is a market in which generators, distributors and certain large users of electricity buy and sell electricity at prices determined by supply and demand (“Term market”) and also, where prices are established on an hourly basis based on the economic production cost, represented by the short term marginal cost measured at the system’s load center (“Spot market”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima) is a quasi-government organization that was established to administer the WEM and functions as a clearing house for the different market participants operating in the WEM. Its main functions include the operation of the WEM and dispatch of generation and price calculation in the Spot market, the real-time operation of the electricity system and the administration of the commercial transactions in the electricity market.

Following Argentina’s economic crisis in 2001 and 2002 the costs of generators were increasing as a result of the devaluation of the Argentine peso and increasing fuel prices. As a result of the freeze in end user tariffs combined with the higher generation costs, CAMMESA began experiencing deficits as it was not able to collect from the end users (via distributors) the full price of electricity it owed to the generators. Given this structural deficit, CAMMESA passed a series of regulations to keep the electrical system operating despite the structural deficit.

1.2.
Amendments to WEM regulations

a)
Resolution SE No. 406/03 and other regulations related to WEM generators’ receivables

Resolution 406/03 issued in September 2003 enforced priority payments of generator’s balances. Under the priority payment plan, generators only collected the variable generation costs declared and the payments for power capacity and the remaining payments on these plants were delayed as there were not sufficient funds as a result of the structural deficit. Resolution 406/03 established that the resulting monthly obligations to generators for the unpaid balance were to be considered payments without a fixed due date, or “LVFVD receivables” using the Spanish acronym. Although these obligations did not have a specified due date, the Resolution provided that they would earn interest at an equivalent rate to the one received by CAMMESA on its own cash investments, hereafter “the CAMMESA rate”.

As a result of this regulation, a portion of the invoices issued by Company’s plants were not paid in full beginning in 2004.

Between 2004 and 2007, the Argentine government issued a series of resolutions aimed at increasing thermal generation capacity while at the same time providing a mechanism for generators to collect their LVFVD receivables. These resolutions created funds called the “FONINVEMEM” which were administered by trusts (“the FONINVEMEM trust”) and made investments in two thermal generation plants within Argentina. All WEM creditor agents with LVFVD (including the Company) were invited to state formally their decision to participate in forming the FONINVEMEM. The Company, as most LVFVD generators, stated its decision to participate in the creation of the FONINVEMEM with the abovementioned receivables.

Under these Resolutions, the FONINVEMEM trusts are the owner of the plants during the first ten years of operations.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The FONINVEMEM agreements established that the receivables mentioned above will be paid by CAMMESA in 120 equal, consecutive monthly installments commencing on the commercial operation date of the plants. The LVFVD receivables were converted to US dollar to protect the generators from deterioration in the Argentine peso and began earning interest at LIBOR plus a spread as stipulated in the agreement (as opposed to the CAMMESA rate). After the initial ten years of the plants’ operations, ownership of the plants will be allocated to the generators and the government in accordance with a ratio between the total cost of the plants and the amount of each generator LVFVD. However, the allocation of ownership interests in the plants between and among the generators and the government was not stated in the agreements and has not been communicated to the Company.

The Company participated with LVFVD accrued over the 2004 - 2007 period in the FONINVEMEM trusts to construct the thermal generation plants named Thermal Jose de San Martin and Thermal Manuel Belgrano, which became operational in early 2010. At that time, CAMMESA informed the Company of the payment plan, including the amount of accrued interest at the CAMMESA rate which was added to the principal to be repaid in monthly installments over a ten-year period. Upon receipt of the payment schedule, the Company recognized accrued interest (related to the CAMMESA rate). The Company also began recognizing LIBOR interest income based on the contractual rate provided in the Resolution and the conversion of the receivables into US dollar. Since achieving commercial operations in 2010, CAMMESA have made all scheduled contractual principal and interest payments in accordance with the installment plan.

Additionally, in 2010 the Company approved a new agreement with the former Secretariat of Energy (Central Vuelta Obligado, the “CVO agreement”). This agreement established, among other agreements, a framework to determine a mechanism to settle unpaid trade receivables as per Resolution 406/03 accrued over the 2008 - 2011 period by the generators (“CVO receivables”) and for that purpose, enabling the construction of a thermal combined cycle plant named Central Vuelta de Obligado. The CVO agreement established that the CVO receivables will be paid by CAMMESA in 120 equal and consecutive monthly installments. For the determination of the novation of CVO credits, the following mechanism was applied: the cumulative LVFVD (sale settlements with due date to be defined) were converted to USD at the exchange rate established in the agreement (ARS 3.97 per USD for the cumulative LVFVD until the execution date of the CVO Agreement and the closing exchange rate corresponding to each month for the LVFVD subsequently accumulated), the LIBOR rate was applied plus a 5% margin.

As from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”). The financial impact of the Commercial Approval is described in Note 10.1.

On March 6, 2019, CAMMESA issued the final document on the economic transactions for the month of January 2019 and included the sale settlement corresponding to the January 2019 installment of this transaction in it, remaining the issuance of the documents related to previous accrued installments.

Under the agreements mentioned in the previous paragraphs, generators created three companies, Termoeléctrica José de San Martín S.A., Termoeléctrica Manuel Belgrano S.A. and Central Vuelta de Obligado S.A., each of which is in charge of managing the purchase of equipment, construction, operation and maintenance of each of the new thermal power plants.

b)
Resolution No. 95/2013, Resolution No. 529/2014, Resolution No. 482/2015 and Resolution No. 22/2016

On March 26, 2013, the former Secretariat of Energy released Resolution No. 95/2013 (“Resolution 95”), which affects the remuneration of generators whose sales prices had been frozen since 2003. This new regulation, which modified the current regulatory framework for the electricity industry, is applicable to generators with certain exceptions. It defined a new compensation system based on compensating for fixed costs, non-fuel variable costs and an additional remuneration. Resolution 95 converted the Argentine electric market towards an “average cost” compensation scheme. Resolution 95 applied to all Company’s plants, excluding La Plata plant, which also sells energy in excess of YPF’s demand on the Spot market pursuant to the framework in place prior to Resolution 95.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

In addition, Resolution 95 addressed LVFVD receivables not already included in any one of the FONINVEMEM trusts.

Thermal units must achieve an availability target which varies by technology in order to receive full fixed cost revenues. The availability of all Company’s plants exceeds this market average. As a result of Resolution 95, revenues to Company’s thermal units increased, but the impact on hydroelectric plant Piedra del Águila is dependent on hydrology. The new Resolution also established that all fuels, except coal, are to be provided by CAMMESA.

The resolution also established that part of the additional remuneration shall be not collected in cash rather it is implemented through LVFDV and will be directed to a “New Infrastructure Projects in the Energy Sector” which need to be approved by the former Secretariat of the Energy.

Finally, Resolution 95 suspended the inclusion of new contracts in the Term market as well as their extension or renewal. Notwithstanding the foregoing, contracts in force as at the effective date of Resolution 95 will continue being managed by CAMMESA upon their termination. As from such termination, large users should acquire their supplies directly from CAMMESA.

On May 23, 2014, the Official Gazzette published Resolution No. 529/2014 issued by the former Secretariat of Energy (“Resolution 529”) which retroactively updated the prices of Resolution 95 to February 1, 2014, changed target availability and added a remuneration for non-recurrence maintenance. This remuneration is implemented through LVFDV and is aimed to cover the expenses that the generator incurs when performing major maintenances in its units.

On July 17, 2015, the Secretariat of Electric Energy set forth Resolution No. 482/2015 (“Resolution 482”) which retroactively updated the prices of Resolution 529 to February 1, 2015, and created a new trust called “Recursos para las inversiones del FONINVEMEM 2015-2018” in order to invest in new generation plants. Company’s plants would receive compensation under this program.

Finally, on March 30, 2016, through Resolution No. 22/2016 (“Resolution 22”), the values set by Resolution 482 were updated to become effective as from the transactions of February 2016.

c)
Resolution No. 19/2017

On January 27, 2017, the Secretariat of Electric Energy (“SEE”) issued Resolution SEE No. 19/17 (published in the Official Gazette on February 2, 2017) (Resolution 19), which replaced Resolution 95, as amended. This resolution changes electric energy generators remuneration methodology for transactions operated since February 1, 2017.

Resolution 19 substantially amended the tariff scheme applicable, which was previously governed by Resolution 22. Among its most significant provisions, such resolution established: (a) that generation companies would receive a remuneration of electric power generated and available capacity, (b) gradual increases in tariffs effective as of February, May and November 2017, (c) that the new tariffs would be denominated in U.S. dollars, instead of Argentine pesos, thus protecting generation companies from potential fluctuations in the value of the Argentine peso and (d) 100% of the energy sales are collected in cash by generators, eliminating the creation of additional LVFVD receivables.

Pursuant to this resolution, the Secretariat of Electric Energy established that electricity generators, co- generators and self-generators acting as agents in the WEM and which operate conventional thermal power plants, may make guaranteed availability offers (ofertas de disponibilidad garantizada) in the WEM. Pursuant to these offers, these generation companies may commit specific capacity and power output of the generation, provided that such capacity and energy had not been committed under other power purchase agreements. The offers must be accepted by CAMMESA (acting on behalf of the electricity demanding agents of the WEM), who will be the purchaser of the power under the guaranteed availability agreements (compromisos de disponibilidad garantizada). The term of the guaranteed availability agreements is 3 years, and their general terms and conditions are established in Resolution 19.

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Resolution 19 also establishes that WEM agents that operate hydroelectric power plants shall be remunerated for the energy and capacity of their generation units in accordance with the values set forth in such resolution.

d)
SGE (Secretaría de Gobierno de Energía) Resolution No. 70/2018

On November 6, 2018, Resolution no. 70/2018 of the SGE was published, which resolution replaces Article 8 of Resolution issued by former SE no. 95/2013. The new article allows MEM Generators, Autogenerators and Cogenerators to obtain their own fuel. This does not alter the commitments assumed by Generation Agents within the context of MEM supply agreements with CAMMESA. It is established that generation costs with their own fuel will be valued according to the recognition mechanism of Average Variable Costs (“CVP”) recognized by CAMMESA. The Resolution also establishes that regarding those Generators not purchasing their own fuel, CAMMESA will continue the commercial management and the fuel supply.

e)
Subsequent Event: Resolution of the Secretariat of Renewable Resources and Electricity Market no. 1/2019

On March 1, 2019 Resolution no. 1/2019 (“Resolution 1”) of the Secretariat of Renewable Resources and Electricity Market was published in the Official Gazette by virtue of which Resolution 19 was abolished. It establishes the new remuneration values of energy, power and associated services for the affected generators, as well as their application methodology. Its validity commences on the date of its publication in the Official Gazette.

According to Resolution 1, the approved remuneration system will be of transitional application and until the following are defined and gradually implemented: regulatory mechanisms aimed at reaching an autonomous, competitive and sustainable operation that allows for freedom of contract between supply and demand; and a technical, economical and operative functioning for the integration of different generation technologies so as to guarantee a reliable and cost effective system.

The following are the main changes introduced by Resolution 1 in connection with Resolution 19: Energy Sale:

–
The price of energy generated by thermal power stations is reduced. Therefore, the price for energy generated with natural gas is of 4 USD/MWh and 7 USD/MWh for energy generated with liquid fuel.

–
The price for energy generated from non-conventional energy sources (renewable energies) is fixed at 28 USD/MWh.

Power Sale:

–
DIGO price (established by Resolution 19) goes from 7,000 USD/MW-month during the twelve months of the year to 7,000 USD/MW-month the six months of higher seasonal demand for electrical energy (December, January, February, June, July and August) and to 5,500 USD/MW-month the remaining months of the year (March, April, May, September, October and November).

–
Some minimum values of offered availability are changed. Its compliance is subject to the foregoing prices, in accordance with the following chart:

Technology	Resolution 19	Resolution 1

Big CC P > 150 MW	3050	3050
Small CC P ≤ 150 MW	3400	3400
Big ST P > 100 MW	4350	4350
Small ST P ≤ 100 MW	5700	5200
Big GT P > 50 MW	3550	3550
Small GT P ≤ 50 MW	4600	4600
Internal Combustion Engines	5700	5200

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–
A weighting factor is fixed for the foregoing prices, between 1 and 0.7, depending on the use factor of the twelve months previous to each month of the transaction.

CPSA is making a detailed analysis of the scope, application and impact of Resolution 1 on the operations of the Company. To date, the energy purchase agreements entered into by the Group with CAMMESA are not affected by the provisions of Resolution 1.

2.
Basis of preparation of the consolidated financial statements

2.1.
Applied Professional Accounting Standards

The Group prepares its consolidated financial statements in accordance with the regulations in force of the Argentine Securities Commission (Comisión Nacional de Valores- “CNV”, for its Spanish initials), which regulations provide that the entities issuing shares/corporate bonds, with certain exceptions, must prepare their financial statements by applying Technical Resolution no. 26 (as amended) of the Argentine Federation of Professional Councils in Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas - “FACPCE”, for its Spanish initials), which sets forth the adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”);while other entities may use the IFRS for SMEs instead of the Argentine Professional Accounting Standards (“NCPA”, for its Spanish initials).

2.2.
Basis of preparation

The consolidated financial statements of the Group for the year ended December 31, 2018 have been prepared in accordance with IFRS as issued by the IASB.

In preparing these consolidated financial statements, the Group and its subsidiaries applied the significant accounting policies, estimates and assumptions described in notes 2.3 and 2.4.

The Group’s consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.2.1.
Basis of consolidation

The consolidated financial statements as of December 31, 2018 and 2017 and for each of the years ended December 31, 2018 and 2017, include the financial statements of the Group formed by the parent company and its subsidiaries: Central Vuelta de Obligado S.A., Proener S.A.U. and CP Renovables S.A. and its subsidiaries.

Control is achieved when the investor is exposed or entitled to variable returns arising from its ownership interest in the investee, and has the ability to affect such returns through its power over the investee. Specifically, the investor controls an investee, if and only if it has:

–
Power over the investee (i.e. the investor has rights that entitle it to direct the relevant activities of the investee).

–
Exposure or right to variable returns arising from its ownership interest in the investee.

–
Ability to exercise its power over the investee to significantly affect its returns.

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Consolidation of a subsidiary begins when the parent company obtains control over the subsidiary and ends when the parent company loses control over the subsidiary. The assets, liabilities, income and expenses of a subsidiary acquired or sold during the fiscal year are included in the consolidated financial statements from the date on which the parent company acquired control of the subsidiary to the date on which the parent company ceased to control the subsidiary.

The result for the fiscal year and each component of the other comprehensive income (loss) are assigned to the owners of the parent company and non-controlling interests, even if the results of the non-controlling interests give rise to a debit balance. If necessary, appropriate adjustments are made to the subsidiaries’ financial statements so that their accounting policies are in accordance with the Group’s accounting policies. All assets and liabilities, equity, income, expenses and cash flows within the Group that relate to transactions among the members of the Group are completely eliminated in the consolidation process.

A change in ownership interest in a subsidiary, without loss of control, is accounted for as an equity transaction. If the Group loses control of a subsidiary, it cancels the carrying amount of the assets (including goodwill) and related liabilities, non-controlling interests and other equity components, while recognizing the profit or loss resulting from the transaction in the relevant income statement. Any retained residual interest is recognized at its fair value.

2.2.2.
Measuring unit

The financial statements as at December 31, 2018, including the figures for the previous period (this fact not affecting the decisions taken on the financial information for such periods) were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the Argentine Securities Commission. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

In accordance with IAS 29, the restatement of the financial statements is necessary when the functional currency of an entity is the currency of a hyperinflationary economy. To define a hyperinflationary state, the IAS 29 provides a series of non-exclusive guidelines that consist on (i) analyzing the behavior of the population, prices, interest rates and wages before the evolution of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative characteristic, which is the most considered condition in practice, verifying if the three-year cumulative inflation rate approaches or exceeds 100%.

Even if in the recent years there was an important increase in the general level of prices, the three-year cumulative inflation was below 100%. However, due to macroeconomic factors, the triennial inflation was above that figure in 2018. Moreover, the goals of the Argentine government and other available projections show that this trend will not be reverted in the short term.

So as to evaluate the mentioned quantitative condition and to restate the financial statements, the Argentine Securities Commission established that the series of indexes to be used in the IAS 29 application is the one established by the Argentine Federation of Professional Councils in Economic Sciences.

Regard being had to the mentioned index, the inflation was of 47.64% and 24.79% in the periods ended December 31, 2018 and 2017, respectively.

As at January 1, 2017, the Board of Directors of the Company adopted, subject to the Annual General Meeting’s approval, the option stated in RG no. 777/18 of the CNV and absorbed the unappropriated retained earnings resulting from the inflation-adjustment, following the absorption order established in Section 11, Chapter III, Title IV “REGULAR INFORMATION PROCEDURE” of the CNV Regulations (N.T. 2013), affecting to that purpose the balances of the accounts Voluntary Reserve, Special Reserve RG CNV 609, Special Reserve Res IGJ 7/05, Legal Reserve, Premiums and the balance of the account Adjustment to Capital Stock in the amount necessary for such purpose. The effect of such change is stated in the statement of changes in equity.

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As mentioned in the previous paragraph, the Board of Directors of the Company decided, subject to the Annual General Meeting’s approval, to reduce the total Legal Reserve. According to Section 70 of the Business Entities Act no. 19550 (“LGS”) profits will not be distributed until it is restored. Therefore, the Shareholders’ Meeting approving these financial statements will have to solve the restoration of the mentioned reserve, notwithstanding the creation of the Legal Reserve under its responsibility according to the mentioned paragraph of the LGS.

The following is a summary of the effects of the IAS 29 application:

Restatement of the Balance Sheet

(i)
The monetary items (those with a fixed face value in local currency) are not restated since they are stated in the current measurement unit at the closing date of the reported period. In an inflationary period, keeping monetary assets causes the loss of purchasing power, and keeping monetary liabilities causes gain in purchasing power as long as those items are not tied to an adjustment mechanism compensating those effects. The monetary loss or gain is included in the income (loss) for the reported period.

(ii)
The assets and liabilities subject to changes established in specific agreements are adjusted in accordance with those agreements.

(iii)
Non-monetary items measured at their current values at the end of the reported period are not restated to be included in the balance sheet; however, the adjustment process must be completed to determine the income (loss) produced for having those non-monetary items in the terms of a uniform measurement unit.

As at December 31, 2018 and 2017, the Company counted with the following items measured with the current value method: the share kept in foreign currency of the items Trade and other receivables, Cash and cash equivalents, Loans and borrowings that accrue interest, and Trade and other payables.

(iv)
Non-monetary items at historical cost or at current value of a date previous to the closing of the reported period are restated at rates reflecting the variation occurred at the general level of prices from the acquisition or revaluation date until the closing date; then the amounts restated for those assets are compared with the corresponding recoverable values. Charges to the income (loss) for the period due to property, plant and equipment depreciation and intangible assets amortization, as well as other non- monetary assets consumption are determined in accordance with the new restated amounts.

As at December 31, 2018 and 2017, the items subject to this restatement process were the following:

–
Monetary items at current values for a date previous to the closing of the period: certain machines, equipment, turbogroups and auxiliary equipment of the Property, Plant and Equipment item, which were measured at the date of the Transition to IFRS (January 1, 2011) at their fair value as at that date.

–
Non-monetary items at historical cost: the remaining items Property, Plant and Equipment, Intangible assets, Investment in associates, Inventories, Assets held for sale, and Deferred income tax liabilities.

(v)
When borrowing costs in non-monetary assets are active in accordance with IAS 23, the share of those cost compensating the creditor for the effects of inflation is not capitalized.

The Company proceeded to the activation of borrowing costs as stated in Note 2.3.6.

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(vi)
The restatement of the non-monetary assets in the terms of a current measurement unit at the end of the reported period without an equivalent adjustment for tax purposes leads to a temporary taxable difference and to the recognition of a deferred-tax liability whose balancing entry is recognized in the income (loss) for the period. For the next closing of the period, the deferred-tax items are restated for inflation to determine the item on income (loss) for such period.

In Note 7 the effects of this process are detailed.

Restatement of the statement of income (loss) and other comprehensive income

(i)
The expenses and income are restated as from the date of accountable entry, including interest and currency exchange differences, except for those items not reflecting or including in their determination the consumption of assets measured in currency of purchasing power previous to the consumption entry, which are restated taking into account the origin date of the asset related to the item (for example, depreciation, devaluation and other consumptions of assets valued at historical cost); and except for income (loss) emerging from comparing two measurements expressed in currency of purchasing power of different dates. For such purpose, it is necessary to identify the compared amounts, separately restate them and compare them again, but with amounts already restated.

(ii)
The income (loss) for exposure to change in purchasing power of currency (RECPAM), originated by the keeping of monetary assets and liabilities, is shown in a separate item of the income (loss) for the period.

Restatement of the Statement of Changes in Equity

(i)
At the transition date (January 1, 2016), the Company applied the following standards:

(a)
The components of equity, except for retained earnings, the Special Reserve Resolution IGJ 7/05, the special reserve due to the initial application of IFRS (Special Reserve RG CNV 609) and unappropriated retained earnings were restated as from the dates in which they were contributed or as from the moment they arose from any other means.

(b)
The retained earnings, the Special reserve Resolution 7/05 and the Special Reserve RG CNV 609 were kept at their face value (non-restated legal amount) at the transition date.

(c)
The restated unappropriated retained earnings were determined by the difference between the net assets restated at the transition date and the remaining components of initial equity expressed as stated in previous sections.

(ii)
After restatement at the transition date stated in (i) precedent, all equity components are restated applying the general price index from the commencement of the period, and each variation of those components is restated from the contribution date or as from the moment they arose from other means.

Restatement of the Statement of Cash Flows

IAS 29 sets forth that all the items of this section shall be restated in terms of the current measurement unit at the closing date of the reported period.

The monetary result generated by cash and equivalents to cash are stated in the Statement of Cash Flows separately from the cash flows resulting from operation, investment and financing activities as a specific item of the conciliation between the existence of cash and cash equivalents at the beginning and at the end of the period.

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CENTRAL PUERTO S.A.

Effects of the adoption of IAS 29 on comparative balances

The effects of adopting IAS 29 on Equity at January 1, 2017 and December 31, 2017 and on the results for the 2017 period are the following:

	01-01-2017	12-31-2017
	ARS 000	ARS 000

Equity according to consolidated financial statements approved on March 12, 2018	5,154,016	7,361,000
Increase due to capital stock and premiums adjustment	12,153,414	10,400,585
Retained earnings decrease	(3,637,091)	(919,719)
Non-controlling interests increase	5,690	189,669
Equity after the adoption of IAS 29	13,676,029	17,031,535

12-31-2017
ARS 000

Net income for the year according to consolidated financial statements approved on March 12, 2018	3,493,999
RECPAM	(151,904)
Restatement of income statement items (including income tax)	1,920,350
Net income after the adoption of IAS 29	5,262,445

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CENTRAL PUERTO S.A.

2.3.         Summary of significant accounting policies

The following are the significant accounting policies applied by the Group in preparing its consolidated financial statements.

2.3.1.
Classification of items as current and non-current

The Group classifies assets and liabilities in the consolidated statement of financial position as current and non-current. An entity shall classify an asset as current when:

–
it expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;

–
it holds the asset primarily for the purpose of trading;

–
it expects to realize the asset within twelve months after the reporting period; or

–
the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

An entity shall classify a liability as current when:

–
it is expected to be settled in normal operating cycle;

–
It is held primarily for the purpose of trading;

–
it is due to be settled within twelve months after the reporting period; or

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–
there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities, in all cases.

2.3.2.
Fair value measurement

The Group measures certain financial instruments at their fair value at each reporting date. In addition, the fair value of financial instruments measured at amortized cost is disclosed in note 10.6.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

–
in the principal market for the asset or liability, or

–
in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

–
Level 1 input data: quoted (unadjusted) prices in active markets for identical assets or liabilities.

–
Level 2 input data: valuation techniques with input data other than the quoted prices included in Level 1, but which are observable for assets or liabilities, either directly or indirectly.

–
Level 3 input data: valuation techniques for which input data are not observable for assets or liabilities.

2.3.3.
Transactions and balances in foreign currency

Transactions in foreign currencies are recorded by the Group at the related functional currency rates prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange ruling at the reporting period-end.

All differences are taken to consolidated statement of income under other operating income or expenses, or under finance income or expenses, depending on the nature of assets or liabilities generating those differences.

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Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured by their fair value in foreign currency are converted using exchange rates at the date in which such fair value is determined.

2.3.4.
Revenue recognition

2.3.4.1.
Revenue from ordinary activities

IFRS 15 presents a five-step detailed model to explain revenue from contracts with customers. Its fundamental principal lies on the fact that an entity has to recognize revenue to represent the transference of goods or services promised to the customers, in an amount reflecting the consideration the entity expects to receive in exchange for those goods or services at the moment of executing the performance obligation. An asset is transferred when (or while) the client gets control over such asset, defined as the ability to direct the use and substantially obtain all the remaining benefits of the asset. IFRS 15 requires the analysis of the following:

–
If the contract (or the combination of contracts) contains more than one promised good or service, when and how such goods or services should be granted.

–
If the price of the transaction distributed to each performance obligation should be recognized as revenue throughout time or at a specific moment. According to IFRS 15, an entity recognizes revenue when the performance obligation is satisfied, i.e. every time control over those goods and services is transferred to the customer. The new model does not include separate guidelines for the “sale of goods” and the “rendering of services”; instead, it requires that entities should evaluate whether revenue should be recognized throughout time or at a specific moment, regardless of the fact that it includes “the sale of goods” or “the rendering of services”.

–
When the price includes an estimation element of variable payments, how that will affect the amount and the time to recognize such revenue. The concept of variable payment estimation is broad. A transaction price is considered as variable due to discounts, reimbursement, credits, price concessions, incentives, performance bonus, penalties and contingency agreements. The new model introduces a big condition for a variable consideration to be considered as revenue: only as long as it is very unlikely for a significant change to occur in the cumulative revenue amount, when the uncertainties inherent to the variable payment estimation are solved.

–
When the incurred cost to close an agreement and the costs to comply with it can be recognized as an asset.

The Company has a sole relevant revenue source, which consists on the commercialization of energy produced in the spot market under the scheme established by Resolution 19/2017 of the Secretariat of Electric Power (“SEE”, for its Spanish acronym), CAMMESA being its main customer.

The Company recognizes its sales revenue in accordance with the availability of its machines’ effective power, the power and steam supplied; and as balancing entry, a sales receivable is recognized, which represents the Company’s unconditional right to consideration owed by the customer. Billing for the service is monthly made by CAMMESA in accordance with the guidelines established by SEE; and compensation is usually received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The satisfaction of the performance obligation is done throughout time since the customer simultaneously receives and consumes the benefits given by the performance of the entity as the entity does it.

Revenues from energy, power and steam sales are calculated at the prices established in the respective contracts or at the prices prevailing in the electricity market, according to the regulations in force. These include revenues from the sale of steam, energy and power supplied and not billed until the closing date of the reported period, valued at the prices defined in the contracts or in the respective regulations.

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Additionally, the Group recognizes the sales from contracts regarding the supplied energy and the prices established in such contracts, and as balancing entry it recognizes a sale credit. Such credit represents the unconditional right the Company has to receive the consideration owed by the customer. Billing for the service is monthly made by CAMMESA in the case of the contracts of the wind farms La Castellana and Achiras and for the Energía plus contract in accordance with the guidelines established by SEE; and compensation is received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. For the rest of the clients, billing is also monthly and done by the Company; and compensation is received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The satisfaction of the performance obligation is done throughout time since the customer simultaneously receives and consumes the benefits given by the performance of the entity as the entity does it.

The Group recognizes revenues from resale and distribution of gas and revenues for the monthly management of the thermal power plant CVO in accordance with the monthly fees established in the respective contracts and as balancing entry, it recognizes a sale credit. Such credit represents the unconditional right the Company has to receive the consideration owed by the customer. Billing for the service is also monthly made by the Company and compensation is generally received in a maximum term of 90 days. Therefore, no implicit financing components are recognized.

The detail of revenues from ordinary activities of the Group is included in Note 5 to these consolidated financial statements.

2.3.4.2. Other income Interest
For all financial assets and liabilities measured at amortized cost and interest bearing financial assets classified as available for sale, interest income or expense is recorded using the effective interest rate method, which is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. In general, interest income and expense are included in finance income and expenses in the consolidated statement of income, respectively, unless they derive from operating items (such as trade and other receivables or trade and other payables); in that case, they are booked under other operating income and expenses, as the case may be.

2.3.5.
Taxes

Current income tax and minimum presumed income tax

Current income tax assets and liabilities for the year are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute those amounts are those that are enacted or substantively enacted, at the end of the reporting period. The statutory tax rate for the Group for the fiscal year 2017 is 30%.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of income.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Minimum presumed income tax is supplementary to income tax since while the latter is levied on taxable income for the reporting period, minimum presumed income tax is a minimum levy determined by applying the current 1% rate to the potential income of certain productive assets. Therefore, the Group’s tax obligation shall be the higher of these two taxes. However, should minimum presumed income tax exceed current income tax owed in a given tax year, such excess may be carried forward as payment on account of any income tax in excess of the minimum presumed income tax that could occur in any of the ten subsequent tax years.

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Minimum presumed income tax credit is measured at non-discounted nominal value, as it is similar to a deferred income tax asset.

The carrying amount of minimum presumed income tax is reviewed at each reporting period date and reduced against income or loss for the period under income tax charge to the extent that its use as payment on account of income tax in future fiscal years is no longer probable. Minimum presumed income tax credit not recognized as credit or previously derecognized is reviewed as of each reporting period-end and it is recognized as an asset against income or loss for the period under income tax expenses to the extent that it is likely to be used as payment on account of income tax payable in future years.

On July 22, 2016, Law No. 27,260 was published, which, among other aspects, repealed the minimum presumed income tax for fiscal years beginning on or after January 1, 2019.

Deferred income tax

Deferred income tax is provided using the liability method on temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their related carrying amounts.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

–
where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

–
in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and tax carry forwards losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and/or the tax losses carry forward can be utilized, except:

–
where the deferred income tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

–
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and taxable profit will be available against which those differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting period date and reduced against income or loss for the period or other comprehensive income, as the case may be, to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized (recovered). Unrecognized deferred income tax assets are reassessed at each reporting period date and are recognized with a charge to income or other comprehensive income for the period, as the case may be, to the extent that it has become probable that future taxable profits will allow the deferred income tax asset not previously recognized to be recovered.

Deferred income tax assets and liabilities are measured at undiscounted nominal value at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting period date.

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Deferred income tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred income tax items are recognized in correlation to the underlying transactions either in other comprehensive income or directly in equity.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current income tax assets and liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Other taxes related to sales and to bank account transactions

Revenues from recurring activities, expenses incurred and assets are recognized excluding the amount of sales tax, as in the case of value-added tax or turnover tax, or the tax on bank account transactions, except:

–
where the tax incurred on a sale or on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as the case may be;

–
receivables and payables are stated including value-added tax.

The charge for the tax on bank account transactions is presented in the administrative and selling expenses line within the consolidated statement of income.

The net amount of the tax related to sales and to bank account transactions recoverable from, or payable to, the taxation authority is included as a non-financial asset or liability, as the case may be.

2.3.6.
Property, plant and equipment

Property, plant and equipment are measured at the acquisition cost restated according to Note 2.2.2, net of the cumulative depreciation and/or the cumulative losses due to impairment, if any. This cost includes the cost of replacing components of property, plant and equipment and the cost for borrowings related to long-term construction projects, as long as the requirements for their recognition as assets are fulfilled.

When significant parts of property, plant and equipment are required to be replaced at intervals, the Group derecognizes the replaced part and recognizes the new part with its own associated useful life and depreciation. Likewise, when a major maintenance is performed, its cost is recognized as a replacement if the conditions for the recognition thereof as an asset are met. All other regular repair and maintenance costs are recognized in the consolidated statement of income as incurred.

Electric power facilities and materials and spare parts related to the Puerto Combined Cycle plant are depreciated on a unit-of-production basis.

Electric power facilities related to the Luján de Cuyo plant are depreciated on a straight-line basis over the total useful lives estimated.

Electric power facilities and auxiliary equipment of Piedra del Águila hydroelectric power plant are depreciated on a straight-line basis over the remaining life of the concession agreement of the mentioned power plant.

The depreciation of the remaining property, plant and equipment is calculated on a straight-line basis over the total estimated useful lives of the assets as follows:

–
Buildings: 5 to 50 years.

–
Lands are not depreciated.

–
Material and spare parts: based on the useful life of related machinery and equipment to be replaced.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

–
Furniture, fixtures and equipment: 5 to 10 years.

–
Others:3 to 5 years.

–
Turbines and Construction in progress: they are not depreciated until they are not in conditions of being used.

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of income when the asset is derecognized.

The residual values, useful lives and methods of depreciation are reviewed at each reporting period end and adjusted prospectively, if appropriate.

During periods ended December 31, 2018 and 2017, the Group capitalized interest in their wind farm projects La Castellana and Achiras for an amount of 138,064 and 10.739, respectively. The rate used to capitalize interest corresponds to the effective rate of specific loans used to finance the projects, net of the share compensating the creditor for the effects of inflation.

2.3.7.
Intangible assets

Intangible assets acquired separately are measured on initial recognition at acquisition cost restated according to Note 2.2.2. Following initial recognition, intangible assets are carried at cost less accumulated amortization (if they are considered as having finite useful lives) and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. The useful lives of the intangible assets recognized by the Group are finite.

Intangible assets with finite useful lives are amortized over their useful economic lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of the asset is accounted for by changing the amortization period or method, as appropriate, and are treated prospectively as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of income in the expense category consistent with the function of the intangible assets.

During this period, the Group finished the construction of wind farms La Castellana and Achiras, whereby it was agreed to construct high and medium tension lines and the electrical substation to connect the wind farms to the Argentine Interconnection System (“SADI”), a part of which were given to the companies transporting the energy in accordance with the respective contracts; therefore, such companies are in charge of the maintenance of such transferred installations. Consequently, the Group transferred 596,301 from property, plant and equipment to intangible assets.

The Group’s intangible assets are described in note 12.

2.3.8.
Impairment of property, plant and equipment and intangible asset

The Group assesses at each reporting period-end whether there is an indication that an individual component or a group of property, plant and equipment and/or intangible assets with finite useful lives may be impaired. If any indication exists, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the fair value less costs to sell that asset, and its value-in-use. That amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets; in which case, the cash flows of the group of assets that form part of the cash-generating unit (“CGU”) to which they belong are taken.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Where the carrying amount of an individual asset or CGU exceeds its recoverable amount, the individual asset or CGU, as the case may be, is considered impaired and is written down to its recoverable amount.

In assessing value in use of an individual asset or CGU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the individual asset or CGU, as the case may be.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are verified by valuation multiples, quoted values for similar assets on active markets and other available fair value indicators, if any.

The Group bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Group’s CGU to which the individual assets are allocated. These detailed budgets and forecast calculations generally cover a five-year period. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year. Budgets and calculations related to Complejo Hidroeléctrico Piedra del Águila are limited to the term of the concession contract.

Impairment losses of continuing operations are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset generally in the cost of sales or other operating expenses.

In addition, for the assets for which an impairment loss had been booked, as of each reporting period-end, an assessment is made whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

During the periods ended December 31, 2018 and 2017, the Group did not identify triggering events of impairment.

Should there be such triggering event, the Group makes an estimate of the recoverable amount of the individual asset or of the cash generating unit, as the case may be.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the individual assets or CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset or CGU does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of the related depreciation or amortization, had no impairment loss been recognized for the asset or CGU in prior periods. Such reversal is recognized in the statement of income in the same line in which the related impairment charge was previously recognized (generally under the cost of sales or other operating expenses), unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

2.3.9.
Financial instruments. Presentation, recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

2.3.9.1. Financial assets Classification

According to IFRS 9 “Financial instruments”, the Group classifies its financial assets in three categories:

–
Financial assets at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to solely payments of principal and interest.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Additionally, and for those assets complying with the above-mentioned conditions, IFRS 9 provides for the option of determining, at initial recognition, an asset measured at fair value if doing so would eliminate or significantly reduce a measurement or recognition inconsistency, which would appear if the assets or liabilities valuation or the recognition of their profits or losses are made on different grounds. The Group has not classified a financial asset at fair value using this option.

At the closing of these consolidated financial statements, the financial assets at amortized cost of the Group include certain cash elements and cash equivalents and trade and other receivables.

–
Financial assets at fair value through other comprehensive income

Financial assets are measured at fair value through other comprehensive income if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

At the closing of these consolidated financial statements, the Group has not financial assets at fair value through other comprehensive income.

–
Financial assets at fair value through profit or loss

Any financial assets at fair value through profit or loss belong to a residual category that includes the financial assets that are not held in one of the two business models mentioned, including those kept to negotiate and those classified at fair value at initial recognition.

At the closing of these consolidated financial statements, the financial assets of the Group at fair value through profit or loss include mutual funds accounted under other financial assets.

Recognition and measurement

The purchase and sale of financial assets are recognized at the date on which the Group commits to purchase or sale the asset.

Financial assets valued at amortized cost are initially recognized at their fair value plus cost of transaction. These assets accrue interest according to the effective interest rate method.

Financial assets valued at fair value through profit or loss and other comprehensive income are initially recognized at fair value, and transaction costs are recognized as expenses in the comprehensive income statement. Subsequently, they are valued at fair value. Changes in fair value and income from the sale of financial assets at fair value through profit or loss and other comprehensive income are recorded in Finance Income or Finance Expenses and Other comprehensive income, respectively, in the consolidated statement of income and comprehensive income, respectively.

In general, the Group uses the transaction price to determine the fair value of a financial instrument at the initial recognition. In the rest of the cases, the Group only records revenue or loss at initial recognition if the fair value of the instrument is evidenced with other comparable and visible transactions of the market for the same instrument or if it is based on a valuation technique that only includes visible market data. Revenue or loss not recognized at the initial recognition of a financial asset is later recognized as long as they derive from a change in factors (including time) in which the market participants consider establishing the price.

The profit or loss of debt instruments are measured at amortized cost and are not determined in a hedge relationship. They are recognized in profit or loss when the financial assets are removed or when impairment is recognized; and during the amortization process using the effective interest rate method. The Group only reclassifies all investments in debt instruments when it changes the business model used to manage those assets.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized; that is to say, it is deleted from the statement of financial position, when:

–
the contractual rights to receive cash flows from the asset have expired;

–
the contractual rights to receive cash flows from the asset have been transferred or an obligation has been assumed to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) all the risks and rewards of the asset have been transferred substantially, or (b) all the risks and rewards of the asset have neither been transferred nor retained substantially, but control of the asset has been transferred.

When the contractual rights to receive cash flows from an asset have been transferred or a pass-through arrangement has been entered into, but all of the risks and rewards of the asset have neither transferred nor retained substantially and no control of it has been transferred, such asset shall continue to be recognized to the extent of the Group’s continuing involvement in it. In this case, the Group shall also recognize the associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Impairment of financial assets

IFRS 9 establishes an “expected credit loss” model (“ECL”). This requires the application of considerable judgment with regard to how changes in economic factors affect ECL, which is determined over a weighted average base. ECL results from the difference between contractual cash flows and cash flows at current value that the Group expects to receive.

The impairment model set forth by IFRS 9 is applicable to the financial assets measured at amortized value or at fair value through changes in other comprehensive income, except for the investment in equity securities and assets from the contracts recognized under IFRS 15.

Pursuant to IFRS 9, loss allowances are measured using one of the following bases:

–
The 12-month ECL: these are expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date; and

–
Full lifetime expected credit losses: these are expected credit losses that result from all possible default events over the life of the financial instrument.

Regard being had to the clients with which the Group operates and on the base of the foregoing criteria, the Group did not identify expected credit losses.

With regard to financial placements and according to the placement policies in force, the Group monitors the credit rate and the credit risk of these instruments. Pursuant to the analysis, the Group did not identify the need to record impairment of these types of instruments.

2.3.9.2.              Financial liabilities

Initial recognition and subsequent measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge ratio, as appropriate.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Financial liabilities are initially recognized at their fair value, net of the incurred transaction costs. Since the Group has no financial assets whose characteristics require the fair value accounting, according to IFRS, after the initial recognition, the financial assets are valued at amortized cost. Any difference between the amount received as financing (net of transaction costs) and the reimbursement value is recognized in comprehensive income throughout the life of the debt financial instrument using the method of effective interest rate.

At the closing of these consolidated financial statements, the financial liabilities classified as loans and borrowings of the Group include Trade and other payables, overdrafts in bank accounts, Borrowings from CAMMESA and Loans and borrowings that accrue interest.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized as finance income or costs in the statement of income, as the case may be.

2.3.9.3.              Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

2.3.9.4.              Financial assets and liabilities with related parties

Assets and liabilities with related parties are recognized initially at fair value plus directly attributable transaction costs. As long as credits and debts with related parties do not derive from arms-length transactions, any difference arising at the initial recognition between such fair value and the consideration given or received in return shall be considered as an equity transaction (capital contribution or payment of dividends, which will depend on whether it is positive or negative).

Following initial recognition, these receivables and payables are measured at their amortized cost through the EIR method. The EIR amortization is included in finance income or costs or other operating income or expenses in the statement of income, depending on the nature of the liability giving rise to it.

2.3.9.5.              Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement

The derivative financial instruments used by the Group are initially recognized through their fair values at the date on which the contract is entered into, and they are subsequently measured again at their fair value. The derivative financial instruments are accounted as financial assets when their fair value is positive and as financial liabilities when their fair value is negative.

The method to recognize the loss or income from the change in fair value depends on whether the derivative was determined as a hedge instrument; in such case, on the nature of the item it is covering. The Company can determine certain derivative as:

–
Fair value hedge;

–
Cash flow hedge;

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

At the beginning of the transaction, the Group records the relationship between the hedge instruments and items covered, as well as its objectives for risk management and the strategy to make different hedge operations. It also records its assessment, both at the beginning and on a continuous base, on whether the derivatives used in the hedge transactions are highly effective to compensate changes in fair value or in the cash flows of the items covered.

Fair value hedge

Changes in fair value of derivatives determined and classified as fair value hedge are recorded in the statement of comprehensive income together with any change in the fair value of the covered asset or liability attributable to the covered risk.

Cash flow hedge

The effective part of changes in fair value of the derivatives determined and classified as cash flow hedge are recognized in Other comprehensive income. The loss or income related to the non-effective part is immediately recognized in the statement of comprehensive income within the Finance Expenses or Finance Income, respectively.

The cumulative amounts in Other comprehensive income are recorded in the statement of comprehensive income in the periods in which the item covered affects the comprehensive income. In the case of interest rates hedge, this means the amounts recognized in equity are reclassified as net finance income as interest is accrued on associated debts.

As at December 31, 2018, the Group has no hedging derivative instruments.

Swap contracts of interest rate are measured at their current value at the closing of each period or fiscal year and are stated as assets or liabilities depending on the rights and obligations emerging from the respective contracts. Swap contracts were classified as efficient hedge of cash flows risk. Changes in the accounting measure of swap contracts are recognized in equity in the account Other comprehensive income. These changes recognized in equity are reclassified at the loss or income for the period or fiscal year in which the interest of variable rate loans object of the hedge is recognized in the statement of comprehensive income.

If the hedge instrument expires or is sold, it is expired or executed without a replacement or successive renewal (as part of the hedging strategy), or if its appointment as hedge is revoked, or if the hedge no longer complies with the requirements to apply hedge accountability, any cumulative revenue or loss previously recognized in the other comprehensive income will stay separate in equity until the expected transaction takes place. If in the future transaction it is not expected to have the amount included in the cash flow hedge reserve, it must be immediately reclassified to the consolidated comprehensive income.

2.3.10.
Inventories

Inventories are valued at the lower of acquisition cost and net realizable value. In the estimation of recoverable values, the purpose of the asset to be measured and the movements of items of slow or scarce rotation are taken into account. Inventories balance is not higher than its net realizable value at the corresponding dates.

2.3.11.
Cash and cash equivalents

Cash is deemed to include both cash fund and freely-available bank deposits on demand. Short-term deposits are deemed to include short-term investments with significant liquidity and free availability that, subject to no previous notice or material cost, may be easily converted into a specific cash amount that is known with a high degree of certainty upon the acquisition, are subject to an insignificant risk of changes in value, maturing up to three months after the date of the related acquisitions, and whose main purpose is not investment or any other similar purpose, but settling short-term commitments.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flows, cash and cash equivalents comprise cash at banks and on hand and short-term investments meeting the abovementioned conditions.

2.3.12.
Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of income under the item that better reflects the nature of the provision net of any reimbursement to the extent that the latter is virtually certain.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax market rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the statement of income.

–
Provision for lawsuits and claims

In the ordinary course of business, the Group is exposed to claims of different natures (e.g., commercial, labor, tax, social security, foreign exchange or customs claims) and other contingent situations derived from the interpretation of current legislation, which result in a loss, the materialization of which depends on whether one more events occur or not. In assessing these situations, Management uses its own judgment and advice of its legal counsel, both internal and external, as well as the evidence available as of the related dates. If the assessment of the contingency reveals the likelihood of the materialization of a loss and the amount can be reliably estimated, a provision for lawsuits and claims is recorded as of the end of the reporting period.

2.3.13.
Contingent liabilities

A contingent liability is: (i) a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or (ii) a present obligation that arises from past events but is not recognized because: (a) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or (2) the amount of the obligation cannot be measured with sufficient reliability.

A contingent liability is not recognized in financial statements; it is reported in notes, unless the possibility of an outflow of resources to settle such liability is remote. For each type of contingent liability as of the relevant reporting period-end dates, the Group shall disclose (i) a brief description of the nature of the obligation and, if possible, (ii) an estimate of its financial impact; (iii) an indication of the uncertainties about the amount or timing of those outflows; and (iv) the possibility of obtaining potential reimbursements.

2.3.14.
Contingent assets

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group.

A contingent asset is not recognized in financial statements; it is reported in notes only where an inflow of economic benefits is probable. For each type of contingent asset as of the relevant reporting period-end dates, the Group shall disclose (i) a brief description of the nature thereof and, if possible, (ii) an estimate of its financial impact.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

2.3.15.
Employee benefits

Employee short-term benefits:

The Group recognizes short-term benefits to employees, such as salary, vacation pay, bonuses, among others, on an accrued basis and includes the benefits arising from collective bargaining agreements.

Post-employment employee long-term benefits:

The Group grants benefits to all trade-union employees when obtaining the ordinary retirement benefit under the Argentine Integrated Pension Fund System, based on multiples of the relevant employees’ salaries.

The amount recognized as a liability for such benefits includes the present value of the liability at the end of the reporting period, and it is determined through actuarial valuations using the projected unit credit method.

Actuarial gains and losses are fully recognized in other comprehensive income in the period when they occur and immediately allocated to unappropriated retained earnings (accumulated losses), and not reclassified to income in subsequent periods.

The Group recognizes the net amount of the following amounts as expense or income in the statement of income for the reporting year: (a) the cost of service for the current period; (b) the cost of interest; (c) the past service cost, and (d) the effect of any curtailment or settlement.

Other long-term employee benefits:

The Group grants seniority-based benefits to all trade-union employees when reaching a specific seniority, based on their normal salaries.

The amount recognized as liabilities for other long-term benefits to employees is the present value of the liability at the end of the reporting period. The Group recognizes the net amount of the following amounts as expense or income: (a) the cost of service for the current period; (b) the cost of interest; (c) actuarial income and loss, which shall be recognized immediately and in full; (d) the past service cost, which shall be recognized immediately and in full; and (e) the effect of any curtailment or settlement.

2.3.16.
Share-based payments

The cost of share-based payments transactions that are settled with equity instruments of one of our subsidiaries is determined by the fair value at the date when the grant is made using an appropriate valuation model.

This cost is recognized in the consolidated financial statements under employee benefits expense, together with a corresponding total increase in non-controlling interest.

During the years ended December 31, 2018 and 2017 the expense booked in the consolidated financial statements under employee benefits expense amounts to 13,369 and 5,155, respectively.

2.3.17.
Investment in associates

The Group’s investments in associates are accounted for using the equity method. An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is neither control nor joint control.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

According to the equity method, investments in associates are originally booked in the statement of financial position at cost, plus (less) the changes in the Group’s ownership interests in the associates’ net assets subsequent to the acquisition date. If any, goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment. If the cost of the investments is lower than the proportional share as of the date of acquisition on the fair value of the associate’s assets and liabilities, a gain is recognized in the period in which the investment was acquired.

The statement of income reflects the share of the results of operations of the associates adjusted on the basis of the fair values estimated as of the date on which the investment was incorporated. When there has been a change recognized directly in the equity of the associates, the Group recognizes its share of any changes and includes them, when applicable, in the statement of changes in equity.

The Group’s share of profit of an associate is shown in a single line on the main body of the consolidated statement of income. This share of profit includes income or loss after taxes of the associates.

The financial information of the associates is prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies of the associates in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize impairment losses on its investment in its associates. At each reporting date, the Group determines whether there is objective evidence that the value of investment in the associates has been impaired. If such was the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment in the associates and its carrying value, and recognizes the loss as “Share of losses of an associate” in the statement of income.

Upon loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. If such was the case, any difference between the carrying amounts of the investment in the associate and the fair value on any retained investment, as well as the disposal proceeds, are recognized in the statement of income.

The information related to associates is included in note 3 and Exhibit C.

2.3.18.
Information on operating segments

For management purposes, the Group is organized in three different business units to carry out its activities, as follows:

–
Electric power generation: through its own assets the Group is engaged in the production of electric power and its sale. This business unit does not include La Plata plant operations due to the sale of such facility (See note 19.8).

–
Natural gas transport and distribution: through its equity investees companies Distribuidora de Gas del Centro S.A. and Distribuidora de Gas Cuyana S.A. the Group is engaged in the natural gas distribution public sector service in the Cuyo and Centro regions of Argentina and it is also engaged in the natural gas transport sector service through its equity investee Company Transportadora de Gas del Mecrosur S.A.

–
Management and operations of thermal plants: through its equity investees Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A. and its subsidiary Central Vuelta de Obligado S.A. the Group is engaged in the management and operations of these thermal plants.

The Group has two reporting segments: production of electric power and natural gas transport and distribution. Management and operations activities are included in others, because the information is not material.

The financial performance of segments is evaluated based on net income and measured consistently with the net income disclosed in the financial statements (note 4).

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

2.3.19.
Non-current assets held for sale and discontinued operations

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction or its distribution to the shareholders rather than through continuing use. Such assets are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sale will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position.

A disposal group qualifies as discontinued operation if:

–
It is a component of the Group that represents a cash generating unit or a group of cash generating units,

–
it is classified as held for sale or as for distribution to equity holders, or it has already been disposed for distribution to the shareholders, and;

–
it represents a separate major line of business or geographical area of operations or it is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as income or loss after tax from discontinued operations in the consolidated statement of income.

Additional disclosures are provided in note 18. All other notes to the consolidated financial statements include amounts for continuing operations, unless indicated otherwise.

2.3.20.
Business combinations

Business combinations are accounted using the acquisition method when the Group takes effective control of the acquired company.

The Group will recognize in its financial statements the acquired identifiable assets, the assumed liabilities, any non-controlling interest and, if any, goodwill according to IFRS 3.

The acquisition cost is measured as the addition of the transferred consideration, measured at fair value on that date, and the amount of any non-controlling interest in the acquiree. The Group will measure the non- controlling interest in the acquiree at fair value or at the proportional interest in the identifiable net assets of the acquiree.

If the business combination is made in stages, the Group will measure again its previous holding at fair value at the acquisition date and will recognize income or loss in the consolidated statement of comprehensive income.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Goodwill is measured at cost, as excess of the transferred consideration regarding the acquired identifiable assets and the net assumed liabilities of the Group. If this consideration is lower than the fair value of the identifiable assets and of the assumed liabilities, the difference is recognized in the consolidated statement of comprehensive income.

2.4.
Significant accounting estimates and assumptions

The preparation of the Group’s financial statements requires management to make significant estimates and assumptions that affect the recorded amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. In this sense, the uncertainties related to the estimates and assumptions adopted could give rise in the future to final results that could differ from those estimates and require significant adjustments to the amounts of the assets and liabilities affected.

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its accounting assumptions and significant estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

The terms for collection and the valuation of accumulated amounts related to receivables under Resolution 95 and receivables under Resolution 406 (from 2008 and thereafter).

Collection of the principal and interest on these receivables is subject to various business risks and uncertainties including, but not limited to, the completion and operation of power plants which are expected to generate cash for payments of these receivables, regulatory changes that could impact the timing and amount of collections, and economic conditions in Argentina. The Group accrues interest on these receivables once the recognition criteria have been met. The Group’s collection estimates are based on assumptions that it believes to be reasonable, but are inherently uncertain. These assumptions are reviewed at the end of each reporting period. Actual future cash flows could differ from these estimates.

Recoverability of property, plant and equipment and intangible assets:

At each closing date of the reported period, the Group evaluates if there is any sign that the property, plant and equipment and/or intangible assets with finite useful lives may have their value impaired. Impairment exists when the book value of assets related to the Cash Generating Unit (CGU) exceeds its recoverable value, which is the higher between its fair value loss costs of sale of such asset and value in use. The value in use is calculated through the estimation of future cash flows discounted at their present value through a discount rate that reflects the current assessments of the market over the temporal value of money and the specific risks of each CGU. Projection calculations cover a five-year period. The recoverable value is sensitive to the used discount rate, as well as the estimated inflows and the growth rate.

The probability of occurrence and the amount of liabilities related to lawsuits and claims:

The Group based its estimates on the opinions of its legal counsel available when the consolidated financial statements were prepared. Existing circumstances and assumptions, however, may change due to changes in circumstances arising beyond the control of the Group.

Long-term employee benefit plan

The plan costs are determined by actuarial valuations. Actuarial valuations involve several assumptions that might differ from the results that will actually occur in the future.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

These assumptions include the assessment of the discount rate, future salary increases and mortality rates. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, the benefit obligations are sensitive to changes in these assumptions. These assumptions are reviewed at the end of each reporting period.

2.5.
Changes in accounting policies

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2018, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

IFRS 15 - Revenue from contracts with customers

In May 2014, IASB issued IFRS 15 “Revenue from contracts with customers”, which establishes the new model for recognizing revenue from contracts with customers, except for those contracts that are under the scope of other standards. Such standard revokes the current guidelines for revenue recognition included in IAS 18 “Revenue”, IAS 11 “Construction Contracts” and related interpretations when this standard becomes effective.

IFRS 15 structures a five steps model to measure revenues from contracts with customers, as follows: Step 1: Identify the contract with a customer.

Step 2: Identify the performance obligations in the contract. Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to each performance obligation.

Step 5: Recognize revenue when (or while) a performance obligation is satisfied.

Under IFRS 15, revenue is recognized when it reflects the consideration to which the company expects to be entitled in exchange for goods or services to a customer.

The standard requires the entity to judge taking into account the relevant factors and circumstances applied to contracts with customers. The standard also specifies the measurement of cost increase due to a contract and the cost directly related to the performance of a contract.

Pursuant to IFRS 15, among others, a system on the allocation of the transaction price to each performance obligation is established. According to such standard, the Company shall recognize revenue when a performance obligation is satisfied, i.e. every time “control” over those goods and services is transferred to the customer.

The Company has a sole significant revenue source, which consists on the commercialization of energy produced in the spot market under the schedule established in Resolution 19/2017 of the Secretariat of Electric Power, CAMMESA being its main customer.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

At the closing of each month, the Company recognizes its sales revenue in accordance with the availability of its machines’ effective power and the power supplied; as balancing entry, a sales credit is recognized, which represents the Company’s unconditional right to consideration owed by the customer.

Billing for the service is monthly made by CAMMESA in accordance with the guidelines established by SEE; and compensation is usually received in a maximum term of 90 days. Therefore, no implicit financing components are recognized. The satisfaction of the performance obligation is done throughout time.

After the analysis, the management of the Company adopted the modified retrospective method of paragraph C3 (b) of the mentioned regulation. Moreover, it concluded that the previous revenue recognition practices are consistent with the requirements of IFRS 15.

IFRS 9 - Financial Instruments

IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement” for the annual periods beginning January 1, 2018, and it includes the three aspects of financial statements measurement: classification and measurement; impairment and hedging.

Pursuant to the analysis made, the Company did not register any adjustment on unappropriated retained earnings as at January 1, 2018. Therefore, the application of IFRS 9 did not mean that the Company had to make amendments to the disclosures made on December 31, 2017 regarding the statements of financial position, changes in equity, comprehensive income and cash flow.

The Company used the exception that allows it not to restate the comparative information for previous periods regarding classification and measurement changes (impairment included). As a result, the Company did not apply IFRS 9 requirements to the comparative period presented. For this reason, the comparative information for the period ended December 31, 2017 was not modified.

a)
Classification and measurement of financial assets and liabilities

IFRS 9 maintains, to great extent, the existing requirement of IAS 39 for the classification of financial liabilities. However, it has a new classification approach for financial assets based in two concepts: the contractual cash flow characteristics of the financial asset and the new business model of the company.

The following table shows a comparison between the applied measurement criteria for financial assets according to IAS 39 and the criteria applied as from the IFRS adoption.

Financial instrument	Classification under IAS 39	New classification under IFRS 9

Cash and cash equivalents	Loans and receivables	Financial assets at amortized cost

Mutual funds	Financial assets at fair value through profit a loss	Financial assets at fair value through profit a loss

Trade and other receivables	Loans and receivables	Financial assets at amortized cost

The Group describes its accounting policy regarding financial instrument in Note 2.3.9. This change did not have an impact on the Company.
IAS 39 requirements for implicit derivatives in main contracts that are financial liabilities or that are outside the scope of IFRS 9 (for example, leasing contracts) are kept, i.e. they must be bifurcated if they are not “closely related”.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

b)
Impairment of financial assets and liabilities

IFRS 9 replaces IAS 39 “incurred loss” model by the “expected credit losses” (“ECL”) model. This shall require considerable judgment regarding how economic factors affect ECL, which shall be determined on a weighted average basis. ECL derives from the difference between the contractual cash flows and the cash flows at current value that the Group expects to receive.

The new impairment model shall be applied to financial assets measured at amortized cost or at fair value through other comprehensive income, except for investments on equity instruments and contracts under the scope of IFRS 15.

Under IFFRS 9, loss allowances shall be measured using the following bases:

–
12-month ECL: these are expected credit losses that result from default events on a financial instrument that are possible within the 12 month after the reporting date; and

–
Lifetime ECL: these are expected credit losses that result from all possible default events over the expected life of a financial instrument.

Due to the nature of the Group’s customers and their bad debt history, the Company did not identify that the change of approach in the impairment method under IFRS 9 results in the recognition of an adjustment to balances as at January 1, 2018.

In the case of financial placement and in accordance with placement policies in force, the Company monitors credit rating and credit risk of these instruments. Pursuant to the analysis made, the Company did not identify that it is necessary to make an adjustment to the balances of such instruments as at January 1, 2018.

IFRIC 22 - Foreign Currency Transactions and Advance Consideration

This interpretation clarifies the “transaction date” for the purpose of determining the exchange rate to use on initial recognition of a related asset, expense or income, when an entity has received or paid in advance in foreign currency. It applies to transactions in foreign currency when an entity recognizes a non-monetary assets or liability derived from the reception or payment in advance before initial recognition of a related asset, expense or income.

So as to determine the exchange rate to use on initial recognition of an asset, expense or income, the transaction date is the date on which a non-monetary asset or liability derived from reception or payment in advance is recognized.

It is effective for periods beginning on January 1, 2018.

This standard had no impact on the consolidated financial statements of the Group because the Company already applied the criteria established by this interpretation.

Annual improvements of period 2015-2017 (issued in December 2017)

These improvements include:

–
IFRS 3 Business combinations

Amendments make it clear that when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination reached in stages, including the new measurement of interest previously held in the assets and liabilities of a joint operation at fair value. When doing so, the acquirer remeasures the previous total interest in the joint operation.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

An entity will apply those amendments to business combinations for which the acquisition date is at or after the commencement of the first annual report period starting on or after January 1, 2019, with the anticipated application being permitted. These amendments will be applied in the business combinations of the Group.

–
IAS 12 Income taxes

The amendments make it clear that the income tax consequences of dividends are more directly linked to past transactions or events that generated distributable income to owners. Therefore, an entity recognizes the consequences of the income tax on revenue dividends, other comprehensive income or equity according to the place in which the entity originally recognized those past transactions or events.

An entity will apply those amendments to the annual periods starting on or after January 1, 2019, with the anticipated application being permitted. When an entity applies those amendments for the first time, it will apply them to the income tax of the dividends recognized in or after the commencement of the comparative period. Since the current practice of the Group is aligned with these amendments, the Group does not expect any affect on its consolidated statements.

–
IAS 23 Borrowing Costs

The amendments make it clear that any borrowing originally taken for the development of a qualifying asset is considered by the entity as a general borrowing, when all activities were completed in order to have such asset ready for its intended use or sale.

An entity will apply those amendments to any borrowing costs incurred on or after commencement of the annual report filing period in which the entity applies such amendments for the first time. These amendments apply to periods beginning on or after January 1, 2019. Advanced filing is allowed. Since the current practices of the Group are aligned with these amendments, the Group does not expect any affect on its consolidated statements.

2.6.
IFRS issued but not yet effective

The following new and/or amended standards and interpretations have been issued but were not effective as of the date of issuance of these consolidated financial statements of the Group. In this sense, only the new and/or amended standards and interpretations that the Group expects to be applicable in the future are indicated. In general, the Group intends to adopt these standards, as applicable, when they become effective.

IFRS 16 Leases

In January 2016, the IASB issued the final version of IFRS 16 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions leases of “low-value” assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right to-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right- of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, but not before the entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or modifies retrospective approach.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Transition to NIIF 16

The Group plans to adopt IFRS 16 retroactively for each previous period filed. The Group will apply this standard to contracts previously identified as Lease Contracts which apply IAS 17 and IFRIC 4. Therefore, the Group will not apply this standard to any contract that has not been previously identified as a Lease Contract which applies IAS 17 and IFRIC 4.

The Group will apply any exemption set forth in this standard for lease contracts whose term ends within 12 months as from the standard initial application date, and for lease contracts with an underlying asset of low value.

Having analyzed it, the management of the Group concluded that adopting IFRS 16 will not have significative effects on the Company’s financial statements.

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. The Interpretation clarifies application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (a) whether an entity considers uncertain tax treatments separately, (b) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (c) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (d) how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted.

The Group has not yet determined what impact, if any, the adoption of the new interpretation will have on its consolidated financial statements.

3.
Investment in associates

The book value of investment in associates as of December 31, 2018 and 2017 amounts to:

	2018	2017
	ARS 000	ARS 000

Termoeléctrica José de San Martin S.A.	55,492	37,903
Termoeléctrica Manuel Belgrano S.A.	49,138	42,439
ECOGAS Group (Note 3.2)	1,826,888	1,361,025
Transportadora de Gas del Mercosur S.A.	66,679	388,575
Others	139	196
	1,998,336	1,830,138

The share of the profit of associates for the years ended December 31, 2018 and 2017 amounts to:

	2018	2017
	ARS 000	ARS 000

Termoeléctrica José de San Martin S.A.	35,912	32,804
Termoeléctrica Manuel Belgrano S.A.	29,225	34,782
ECOGAS Group (Note 3.2)	1,011,224	726,719
Transportadora de Gas del Mercosur S.A.	(2,626)	378,411
Others	450	288
	1,074,185	1,173,004

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

3.1.
TJSM and TMB

As of December 31, 2018 and 2017, the Group has a 30.8752% interest in TJSM and 30.9464% interest in TMB, which are engaged in managing the purchase of equipment, and building, operating and maintaining the power plants. TJSM and TMB are private, unlisted companies.

During the years ended December 31, 2018 and 2017, the Company received cash dividends from TMB and TJSM for 54,824 and 59,143, respectively.

3.2.
Investments in gas distribution

The Group holds ownership interests of 44.10% in Inversora de Gas Cuyana S.A. (“IGCU”, the controlling company of Distribuidora de Gas Cuyana S.A. “DGCU”), of 44.10% in Inversora de Gas del Centro S.A. (“IGCE”, the controlling company of Distribuidora de Gas del Centro S.A. “DGCE”) and 17.20% in DGCE. Consequently, the Group holds, both directly and indirectly, a 22.49% interest in DGCU and 39.69% of the capital stock of DGCE, which are engaged in the distribution of natural gas. The Group does not control such companies.

IGCE is a private, unlisted company. Its only significant asset is a 51% equity interest in DGCE, a company engaged in the distribution of natural gas in the provinces of Cordoba, La Rioja and Catamarca, Argentine.

IGCU is a private unlisted company. Its only significant asset is a 51% equity interest in DGCU, a company engaged in the distribution of natural gas in the provinces of Mendoza, San Juan and San Luis.

On March 2, 2018 and on February 23, 2018 the Group received dividends of 198,121 and 183,115, respectively, from IGCE and DGCE. On April 16, 2018 the Group received dividends of 164,122 from IGCU.

On February 23, 2018, our Board of Directors approved the sale process of up to 27,597,032 DGCE shares, which represent 17,20% of its capital stock, through a potential initial public offering of DGCE in the Argentine Republic. On March 14, 2018, the Company authorized the offer of up to 10,075,952 shares of DGCE, subject to market conditions. As of the date of these consolidated financial statements, the Company, and certain potential selling shareholders, continue to evaluate this strategy.

3.2.1.
IGCE and IGCU merger

On March 28, 2018, a preliminary merger agreement of IGCE, IGCU and the companies Magna Inversiones S.A. (“Magna”) and RPBC Gas S.A. (“RPBC”) was approved. IGCE will act as the acquiring company and IGCU, RPBC and Magna will act as absorbed companies. The merger is subject to authorization by the national gas regulatory entity (“ENARGAS”). On July 23, 2018, the general meeting of shareholders of the companies participating in the merger approved the merger, subject to the approval by the ENARGAS.

ENARGAS made a decision on January 11, 2019 by means of which it rejects the merging companies’ terms. On January 25, 2019, companies IGCE and IGCU filed an appeal before the Secretary of Energy Management to review ENARGAS’ decision.

Since the Company’s investment in these entities was made through the equity method, the aforementioned merger will not have any equitable effect for the Group.

3.3.
Transportadora de Gas del Mercosur S.A.

The Group has a 20% interest in Transportadora de Gas del Mercosur S.A. (“TGM”). This Company has a gas pipeline that covers the area from Aldea Brasilera (in the Province of Entre Ríos) to Paso de los Libres (in the Province of Corrientes). In 2009, TGM terminated its contract with YPF, which was its only client to date, on

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

the grounds of consecutive non-compliances. On December 22, 2017, YPF agreed to pay TGM USD 114,000,000 as full and final settlement to cover all the complaints TGM claims against YPF. TGM is a private unlisted company.

On April 16, 2018 the Group received dividends of 310,759 from TGM.

4.
Operating segments

The following provides summarized information of the operating segments for the years ended December 31, 2018 and 2017:

2018	Electric Power Generation	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	13,810,655	17,100,845	1,103,248	(17,749,378)	14,265,370
Cost of sales	(6,162,940)	(11,352,227)	(663,141)	11,691,610	(6,486,698)
Administrative and selling expenses	(1,389,336)	(2,024,080)	-	2,024,080	(1,389,336)
Other operating income	13,207,713	230,284	15,129	(230,284)	13,222,842
Other operating expenses	(131,462)	(56,002)	(1,419)	56,002	(132,881)
CVO receivables update	11,017,014	-	-	-	11,017,014

Operating income	30,351,644	3,898,820	453,817	(4,207,970)	30,496,311

Other (expenses) income	(13,827,779)	(1,148,373)	(145,543)	1,534,645	(13,587,050)

Net income for the segment	16,523,865	2,750,447	308,274	(2,673,325)	16,909,261
Share in the net income for the segment	16,523,865	255,135	130,261	-	16,909,261

2017	Electric Power Generation	Natural Gas Transport and Distribution (1)	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	9,638,568	10,580,854	741,233	(11,322,087)	9,638,568
Cost of sales	(5,199,149)	(7,461,082)	(475,503)	7,936,585	(5,199,149)
Administrative and selling expenses	(1,056,257)	(1,712,522)	-	1,712,522	(1,056,257)
Other operating income	1,014,615	3,438,303	-	(3,438,303)	1,014,615
Other operating expenses	(140,138)	(47,418)	-	47,418	(140,138)

Operating income	4,257,639	4,798,135	265,730	(5,063,865)	4,257,639

Other (expenses) income	(959,184)	(571,733)	(52,204)	1,796,653	213,532

Net income for the segment	3,298,455	4,226,402	213,526	(3,267,212)	4,471,171
Share in the net income for the segment	3,298,455	1,105,130	67,586	-	4,471,171

(1)
Includes information from associates.
(2)
Includes income (expenses) related to resale of gas transport and distribution capacity.

Major customers

During the years ended December 31, 2018 and 2017 revenues from CAMMESA amounted to 13,267,217 or 93% and 9,134,802 or 95%, respectively, arising from sales in the electric power generation segment.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

5.
Revenues

	2018	2017
	ARS 000	ARS 000

Revenues from Resolution 19, SGE Resolution 70/2018, Resolution 95/2013 and amendments	12,667,903	9,134,802
Sales under contracts	896,802	273,285
Steam sales	245,950	230,481
Resale of gas transport and distribution capacity	193,889	-
Revenues from CVO thermal plant management	260,826	-
	14,265,370	9,638,568

6.
Other income and expenses

6.1.         Other operating income

	2018	2017
	ARS 000	ARS 000

Interest earned from customers	1,623,309 (1)	437,583 (1)
Foreign exchange difference, net	11,403,596 (2)	116,699 (2)
Recovery of insurance	181,475	369,273
Others	14,462	6,507
	13,222,842	930,062

(1)
Includes 34,393 and 34,771 related to receivables under FONINVEMEM I and II Agreements for the year ended December 31, 2018 and 2017, respectively. It also includes 1,110,232 related to CVO receivables for the year ended December 31, 2018.
(2)
Includes 662,469 and 170,048 related to receivables under FONINVEMEM I and II Agreements for the year ended December 31, 2018 and 2017, respectively. It also includes 10,119,628 related to CVO receivables for the year ended December 31, 2018.

6.2.         Other operating expenses

	2018	2017
	ARS 000	ARS 000

Charge related to the provision for lawsuits and claims	(89,031)	(102,204)
Material and spare parts impairment (Exhibit E)	(37,895)	(34,401)
Others	(5,955)	(3,533)
	(132,881)	(140,138)

6.3.         Finance income

	2018	2017
	ARS 000	ARS 000

Interest earned	51,702	238,331
Net income on financial assets at fair value through profit or loss	510,748	111,514
Foreign exchange differences	1,331,368	66,978
Net income on disposal of financial assets at fair value through other comprehensive income (1)	386,375	1,141,993
	2,280,193	1,558,816

(1) Net of 36,094 and 90,359 corresponding to turnover tax for the years ended December 31, 2018 and 2017.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

6.4.         Finance expenses

	2018	2017
	ARS 000	ARS 000

Interest on loans and borrowings from CAMMESA	(1,478,601)	(1,110,955)
Foreign exchange differences	(4,763,772)	(80,654)
Bank commissions for loans and others	(58,508)	(9,045)
	(6,300,881)	(1,200,654)

6.5.         Movements from financial assets at fair value through other comprehensive income

	2018	2017
	ARS 000	ARS 000

Financial assets at fair value through other comprehensive income
Gains for the year	64,178	450,989
Reclassification adjustments to income	(410,806)	(1,219,384)
Loss for financial assets at fair value through other comprehensive income	(346,628)	(768,395)

7.
Income tax

The major components of income tax during the years ended December 31, 2018 and 2017, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	2018	2017
	ARS 000	ARS 000

Current income tax
Income tax charge for the year	(5,516,802)	(1,909,971)
Adjustment related to current income tax for the prior year	(5,285)	48,767

Deferred income tax
Related to the net variation in temporary differences	(1,082,264)	780,027
Income tax	(6,604,351)	(1,081,177)

Consolidated statement of comprehensive income

	2018	2017
	ARS 000	ARS 000

Income tax for the year related to items charged or credited directly to other comprehensive income
Deferred income tax	132,464	273,171
Income tax charged to other comprehensive income	132,464	273,171

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the years ended December 31, 2018 and 2017, is as follows:

	2018	2017
	ARS 000	ARS 000

Income before income tax from continuing operations	23,513,612	7,600,715
Income before income tax from discontinued operations	328,814	1,106,158
Income before income tax	23,842,426	8,706,873

At statutory income tax rate of 30%	(7,152,727)	-
At statutory income tax rate of 35%	-	(3,047,405)
Share of the profit of associates	(15,155)	(133,885)
Adjustment related to current income tax for the prior year	(5,285)	48,067
Effect related to statutory income tax rate change (1)	183,572	1,198,380
Effect related to the discount of income tax payable	729,679	84,553
RECPAM - Income (loss) for exposure to change in purchasing power of currency	(393,693)	345,697
Others	(3,379)	33,400
	(6,656,988)	(1,471,193)
Income tax attributable to continuing operations	(6,604,351)	(1,081,177)
Income tax attributable to discontinued operations	(52,637)	(390,016)
	(6,656,988)	(1,471,193)

(1)
Effect of applying the changes in the statutory income tax rate established by Law 27,430 as described in Note 20 to the deferred assets and liabilities, according to its expected term of realization and settlement, respectively.

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income from continuing operations and statement of other comprehensive income
	2018	2017	2018	2017
	ARS 000	ARS 000	ARS 000	ARS 000

Provisions and others	68,468	66,184	14,498	9,194
Provision for plant dismantling	-	58,039	(58,039)	(22,702)
Trade receivables	647	(9,164)	9,819	(438)
Other financial assets	(146,022)	(54,963)	(88,128)	295,296
Employee benefit liability	43,461	47,579	(4,118)	(10,270)
Receivables and other non-financial liabilities	-	9,164	-	1,509
Investments in associates	(417,578)	(294,665)	(122,913)	(207,993)
Property, plant and equipment - Material & spare parts	(3,053,013)	(2,615,851)	(596,665)	(65,528)
Intangible assets	(401,970)	(472,714)	70,744	445,342
Deferred tax income	(1,821,242)	(628,207)	(1,193,708)	591,595
Tax loss carry-forward	933,865	47,565	886,246	-
Deferred income tax (expense) income			(1,082,264)	1,036,005
Deferred income tax liabilities, net	(4,793,384)	(3,847,033)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

As of December 31, 2018, the Group holds tax loss carry-forward in its subsidiaries for 3,822,923 that can be utilized against future taxable profit from such entities as described below:

	Expiration year
	2022	2023	Total

CP Achiras	39,092	1,092,909	1,132,001
CP La Castellana	89,727	2,389,449	2,479,176
Vientos La Genoveva II S.A.U.	-	199,553	199,553
Vientos La Genoveva I S.A.U.	-	6,935	6,935
CPR Energy Solutions S.A.U.	-	5,258	5,258
	128,819	3,694,104	3,822,923

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	2018	2017
	ARS 000	ARS 000
Deferred income tax asset
Continuing operations	1,046,441	228,531
Discontinued operations	-	60,568

Deferred income tax liability
Continuing operations	(5,839,825)	(4,075,564)
Discontinued operations	-	(212,607)
Deferred income tax liability, net	(4,793,384)	(3,999,072)

Reconciliation of deferred income tax liabilities, net

	Consolidated statement of financial position
	2018	2017
	ARS 000	ARS 000

Amount at beginning of year	(3,847,033)	(4,869,114)
Deferred income tax recognized in profit or loss and in other comprehensive income during the year - continuing operations	(1,082,264)	1,036,005
Discontinued operations	152,040	(13,924)
Reclassification related to current income tax for the prior year	(16,125)	-
Amount at end of year	(4,793,384)	(3,847,033)

8.
Earnings per share

Earnings per share amounts are calculated by dividing net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares during the year, net number of treasury shares.

There are no transactions or items generating an effect of dilution.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The following reflects information on income and the number of shares used in the earnings per share computations:

	2018	2017
	ARS 000	ARS 000

Income attributable to equity holders of the parent
Continuing operations	17,243,421	4,500,081
Discontinued operations	276,177	791,274
	17,519,598	5,291,355

Weighted average number of ordinary shares	1,505,170,408	1,505,170,408

There have been no transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these consolidated financial statements that may produce a dilution effect.

To calculate the earnings per share for discontinued operations (note 18), the weighted average number of shares for both the basic and diluted earnings per share is as per the table above. The following provides the income amount used:

	2018	2017
	ARS 000	ARS 000

Income attributable to equity holders of the parent from discontinued operations	276,177	791,274

9.
Inventories

	2018	2017
	ARS 000	ARS 000

Non-current:
Materials and spare parts	166,763	151,182
Provision for impairment in value - Exhibit E	(92,076)	(79,995)
	74,687	71,187
Current:
Materials and spare parts	211,645	180,947
Fuel oil	7,461	11,016
Diesel oil	1,790	2,677
	220,896	194,640

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

10.
Financial assets and liabilities

10.1.                    Trade and other receivables

	2018	2017
	ARS 000	ARS 000

Non-current:
Trade receivables - CAMMESA	16,671,565	3,826,847
Guarantee deposits	43	63
Receivables from associates	-	15,144
	16,671,608	3,842,054

Current:
Trade receivables - CAMMESA	10,304,925	5,353,427
Trade receivables - YPF SA and YPF Energía Eléctrica SA	75,857	201,826
Recovery of insurance	-	31,437
Trade receivables - Large users	87,997	61,146
Receivables from associates and other related parties	861	10,729
Other receivables	113,091	77,962
	10,582,731	5,736,527
Allowance for doubtful accounts - Exhibit E	(3,703)	(2,585)
	10,579,028	5,733,942

For the terms and conditions of receivables from related parties, refer to Note 16.

Trade receivables from CAMMESA accrue interest, once they become due. The Group accrues interest on receivables from CAMMESA according to the nature of the receivables, as follows:

FONINVEMEN I and II: The Company accrues interests according to the explicit rate agreed in the corresponding agreements for the passage of time.

CVO receivables: The Company accrues interests since the Commercial Approval date and according to the rate agreed in the CVO agreement, as described in Note 1.2.a).

LVFVD: The Company recognizes interest on the LVFVDs when CAMMESA determines the amount of interest and notifies the Company through a billing document.

Trade receivables related to YPF and large users accrue interest as stipulated in each individual agreement. The average collection term is generally from 30 to 90 days.

FONINVEMEM I and II: The receivables under FONINVEMEM I and II Agreements are included under “Trade receivables - CAMMESA”. Such receivables are being collected in 120 equal, consecutive monthly installments beginning in February and January 2010, when Thermal Jose de San Martin and Thermal Manuel Belgrano plants, commenced operations, respectively. Since those dates, CAMMESA has made all payments of principal and interest in accordance with the above-mentioned contractual agreements.

During the years ended December 31, 2018 and 2017 collections of these receivables amounted to 654,070 and 573,107, respectively.

The FONINVEMEM I and II receivables are denominated in US dollars and accrue interest at LIBOR plus 1% and 2%, respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

As of December 31, 2018 and 2017 the FONINVEMEN I and II receivables amounted 758,455 and 1,205,752, respectively, which corresponds to USD 20 million and USD 44 million, respectively.

CVO receivables

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”.

As described in note 1.2.a), in 2010 the Company approved the “CVO agreement” and as from March 20, 2018, CAMMESA granted the “Commercial Approval”.

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company shall collect the CVO receivables converted in US dollars in 120 equal and consecutive installments. The onetime estimated income (before income tax) in relation to the interest and the effect of the adjustment of the CVO receivables to US dollars as of March 20, 2018 reaches approximately Ps. 11,017 million and such amount was recognized in the consolidated income statement for the year ended December 31, 2018 under “CVO receivables update”. The exchange difference and interests accrued since the Commercial Approved until December 31, 2018 amounted to approximately Ps. 10,120 million and Ps. 1,110 million, respectively, and they are disclosed under “Other operating income” in the consolidated income statement for the year ended December 31, 2018.

CVO Credits are expressed in USD and they accrue LIBOR interest at a 5% rate.

After recognizing the update described in the previous paragraph, as at December 31, 2018, CVO Credits amount to 20,235,400, approximately USD 535 million.

The information on the Group’s objectives and credit risk management policies is included in Note 17.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	90 days	90-180 days	180-270 days	270-360 days	More than 360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

12-31-2018	27,250,636	27,221,302	2,054	21,506	1,104	101	4,569

10.2.                    Trade and other payables

	2018	2017
	ARS 000	ARS 000
Current:
Trade payables	1,702,295	1,485,474
Insurance payable	3,031	2,858
Payables to associates	24,583	13,553
	1,729,909	1,501,885

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 17.

For the terms and conditions of payables to related parties, refer to Note 16.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

10.3.
Other loans and borrowings

	2018	2017
	ARS 000	ARS 000
Non-current

IFC and IIC loan	5,186,970	-
Derivative financial liabilities not designated as hedging instrument - Interest rate swap	17,060	-
Borrowings from Banco de Galicia y Buenos Aires S.A.	-	2,183,278
	5,204,030	2,183,278

	2018	2017
	ARS 000	ARS 000
Current

IFC and IIC loan	448,689	-
Borrowings from Banco de Galicia y Buenos Aires S.A.	215,584	746,158
Bank overdrafts	8,395	345
	672,668	746,503

10.3.1.
Loans from the IIC-IFC Facility

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

As of the date of these financial statements, the loans disbursements have been fully received by the Group.

In accordance with the terms of the agreement subscribed by CP La Castellana, USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25% and the loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue an interest rate equal to LIBOR plus 5.25%, and the rest at LIBOR plus 4% and the loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to the Guarantee and Sponsor Support Agreement, among other customary covenants for this type of facilities, we committed, until each project completion date, to maintain (i) a leverage ratio of (a) until (and including) December 31, 2018, not more than 4.00:1.00; and (b) thereafter, not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, our subsidiary, CPR, and we, upon certain conditions, agreed to make certain equity contributions to CP La Castellana and CP Achiras.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

As of December 31, 2018, the Group has met the requirements described in (i) and (ii) above.

We also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana and CP Achiras as follows: (i) until each project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of the CP La Castellana and CP Achiras; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of CP La Castellana and CP Achiras. In addition, (ii) after each project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.1%) beneficial ownership of each of CP La Castellana, CP Achiras and CP Renovables; and (y) control of each of CP La Castellana, CP Achiras and CP Renovables; and (b) CP Renovables shall maintain control of CP La Castellana and CP Achiras. As of December 31, 2018, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at December 31, 2018, there are commercial liabilities with specific assignment for the amount of 404,424.

10.3.2.
Loans from Banco de Galicia y Buenos Aires S.A. to CP La Castellana and CP Achiras S.A.U.

On October 26, 2017 and October 30, 2017, CP La Castellana and CP Achiras S.A.U. (“CP Achiras”) entered into loans with Banco de Galicia y Buenos Aires S.A. in the amount of 330,000 and 175,000, respectively (the “Castellana and Achiras Loans”). The Castellana and Achiras Loans accrue interest at an interest rate equal to BADLAR private banks plus a 3.10% margin and shall mature on the dates that are two years from the execution and disbursement. The proceeds from these loans were used to finance the Achiras Project and the La Castellana Project. We have fully, unconditionally and irrevocably guaranteed, as primary obligor, all payment obligations assumed and/or to be assumed by CP La Castellana and CP Achiras under these loans and any other ancillary document related to them.

During 2018 CP La Castellana and CP Achiras have partially prepaid the outstanding principal of these loans in the amount of 248,196 and 120,026, respectively.

Loans for wind turbines acquisition

On November 10, 2017, December 21, 2017 and December 22, 2017, CP La Castellana and CP Achiras entered into three short-term bridge loans from Banco Galicia y Buenos Aires S.A for a total amount of USD 50.5 million and USD 27 million, respectively, for the acquisition of wind turbines. These loans accrued interest at a 3.6% annual rate.

As of December 31, 2017, CP La Castellan had entered into the loan described in note 14.3.1, which in their Framework Agreement established the long-term refinancing of the loans taken by this Company from Banco Galicia y Buenos Aires S.A for the acquisition of wind turbines. As a consequence, as at December 31, 2017, the aforementioned loans were classified as non-current liabilities as the Group had the possibility to refinance them in a period longer than one-year as from such date.

In addition, on January 15, 2018, CP Achiras entered into a short-term loan from Banco Galicia y Buenos Aires S.A. for a total amount of USD 7.0 million for the acquisition of wind turbines. This loan accrued interest at a 3.1% annual rate.

On January 9, 2018 and April 9 and 10, 2018, CP La Castellana and CP Achiras, respectively, completely cancelled the loans obtained with the funds received from the loans described in the note 10.3.1.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

10.3.3.
Medium Term Note Program

The Regular General Shareholders’ Meeting held on November 20, 2014, approved a Medium Term Note Program for a maximum amount outstanding at any time of up to USD 1,000,000,000 (or its equivalent in other currencies) to be issued in short, medium, long-term negotiable obligations convertible into shares, in the terms of the Law No. 23.576 (negotiable obligations law) (“The program”). In addition, the Board of Directors was empowered to determine and establish the conditions of the Program and of the notes to be issued under such Program which were not expressly determined by the Shareholders’ Meeting. The CNV authorized the Program on September 9, 2015.

The information on the Group’s objectives and financial risk management policies is included in Note 17.

10.4. Borrowings from CAMMESA

	2018	2017
	ARS 000	ARS 000
Non-current:
CAMMESA loans	1,004,304	1,558,485

Current:
CAMMESA loans	742,575	1,403,269
CAMMESA prepayments	1,070,335	1,185,014
	1,812,910	2,588,283

On October 23, 2002, former Secretariat of Energy issued Resolution No. 146/2002 (“Resolution 146”), which specifies a funding mechanism for the generators based upon the performance of major maintenance to their existing facilities.

Under Resolution 146, the Group entered into several loan agreements with CAMMESA.

Such loans accrue interest at a rate equivalent to the one received by CAMMESA on its own cash investments and shall be repaid in 48 monthly installments beginning on the completion date of the relevant major maintenance. The Group has the option to repay the loans, through cash or net settlement of receivables from CAMMESA related with remuneration for non-recurring maintenance created by Resolution 529, Article 2.

The table below summarizes the maturity of the Group’s borrowings from CAMMESA:

	To due
Total	2019	2020	2021	2022
ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

2,817,214	1,812,910	405,904	303,544	294,856

During the years ended December 31, 2017, the Group received loans from CAMMESA amounting to 693,257.

During the year ended December 31, 2015, the Group received prepayments from CAMMESA amounting to 1,185,014 for purchasing a gas turbine with capacity of 373 MW. The mentioned acquisition was previously approved by CAMMESA. These prepayments accrue interest at an equivalent rate to the one received by CAMMESA on its own cash investments and the repayment schedule has not yet been established as of the date of these consolidated financial statements.

The information on the Group’s objectives and financial risk management policies is included in Note 17.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

10.5.
Changes in liabilities arising from financing activities

	01-01-2018	Payments	Non-cash transactions	Disbursements	Other	12-31-2018
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Non-current liabilities
Other loans and borrowings	2,183,278	(965,441)	(1,549,381)	3,939,600	1,595,974	5,204,030
Borrowings from CAMMESA	1,558,485	-	(502,927)	-	(51,254)	1,004,304

Current liabilities
Other loans and borrowings	746,503	(1,129,668)	(568,593)	435,478	1,188,948	672,668
Borrowings from CAMMESA	2,588,283	-	(1,292,223)	-	516,850	1,812,910

	01-01-2017	Payments	Non-cash transactions	Disbursements	Other	12-31-2017
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Non-current liabilities
Other loans and borrowings	-	-	(62,440)	2,122,845	122,873	2,183,278
Borrowings from CAMMESA	2,367,279	-	(898,276)	1,023,563	(934,081)	1,558,485

Current liabilities
Other loans and borrowings	2,382,748	(2,319,705)	(161,466)	717,989	126,937	746,503
Borrowings from CAMMESA	1,930,482	-	(1,154,596)	-	1,812,397	2,588,283

The “Non-cash transactions” column includes: i) the effect to cancel borrowings from CAMMESA under Resolution 146 with trade receivables from CAMMESA related with remuneration from non-recurring maintenance and ii) the income (loss) for exposure to change in purchasing power of currency (RECPAM), which amounted to 2,861,799 and 1,444,422 as of December 31, 2018 and 2017, respectively. The “Other” column includes the effect of reclassification of non-current portion to current due to the passage of time, the foreign exchange movement and the effect of accrued but not yet paid interest. The group classifies interest paid as cash flows from financing activities.

10.6.                   Quantitative and qualitative information on fair values

Information on the fair value of financial assets and liabilities by category

The following tables is a comparison by category of the carrying amounts and the relevant fair values of financial assets and liabilities.

	Carrying amount		Fair value
	2018	2017	2018	2017
	ARS 000	ARS 000	ARS 000	ARS 000
Financial assets
Trade and other receivables	27,250,636	9,575,996	27,250,636	9,575,996
Other financial assets	1,964,630	1,639,941	1,964,630	1,639,941
Cash and cash equivalents	229,948	130,863	229,948	130,863
Total	29,445,214	11,346,800	29,445,214	11,346,800

	Carrying amount		Fair value
	2018	2017	2018	2017
	ARS 000	ARS 000	ARS 000	ARS 000
Financial liabilities
Borrowings from CAMMESA	2,817,214	4,146,768	2,817,214	4,146,768
Other loans and borrowings	5,876,698	2,929,781	5,876,698	2,929,781
Total	8,693,912	7,076,549	8,693,912	7,076,549

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Valuation techniques

The fair value reported in connection with the abovementioned financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

Management assessed that the fair values of current trade receivables and current loans and borrowings approximate their carrying amounts largely due to the short-term maturities of these instruments.

The Group measures long-terms receivables at fixed and variable rates based on discounted cash flows. The valuation requires that the Group adopt certain assumptions such as interest rates, specific risk factors of each transaction and the creditworthiness of the customer.

Fair value of quoted debt securities, mutual funds and corporate bonds is based on price quotations at the end of each reporting period.

The fair value of the foreign currency forward contracts is calculated based on appropriate valuation techniques that use market observable data.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, the Company’s financial assets, that were measured at fair value on recurring basis as of December 31, 2018, and 2017:

	Fair value measurement using:
2018	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	1,964,630	1,964,630	-	-
Total financial assets measured at fair value	1,964,630	1,964,630	-	-

	Fair value measurement using:
2017	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss:
Mutual funds	821,113	821,113	-	-
Argentine Central Bank bills	597,330	597,330	-	-

Financial assets at fair value through other comprehensive income:
Mutual funds	221,498	221,498	-	-
Total financial assets measured at fair value	1,639,941	1,639,941	-	-

There were no transfers between Level 1 hierarchies and there were not significant variations in Level 3 assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 17, of these financial statements.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

11.
Non-financial assets and liabilities

11.1.           Other non-financial assets

	2018	2017
	ARS 000	ARS 000
Non-current:
Tax credits	218,636	12,126
Prepayments to vendors	4,319	6,656
	222,955	18,782
Current:
Upfront payments of inventories purchases	56,745	61,415
Prepayment insurance	188,823	128,855
Tax credits	234,609	495,389
Other	14,953	9,654
	495,130	695,313

11.2.           Other non-financial liabilities

	2018	2017
	ARS 000	ARS 000
Non-current:
VAT payable	1,879,420	662,505
Tax on bank account transactions payable	79,463	29,504
	1,958,883	692,009
Current:
VAT payable	1,324,577	840,110
Turnover tax payable	6,380	9,353
Income tax withholdings payable	36,028	38,849
Concession fees and royalties	27,410	25,250
Tax on bank account transactions payable	72,996	58,404
Others	193,553	2,005
	1,660,944	973,971

11.3.           Compensation and employee benefits liabilities

	2018	2017
	ARS 000	ARS 000
Non-current:
Employee long-term benefits	148,470	166,983

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The following tables summarize the components of net benefit expense recognized in the consolidated statement of income as long-term employee benefit plans and the changes in the long-term employee benefit liabilities recognized in the consolidated statement of financial position.

	2018	2017
	ARS 000	ARS 000
Benefit plan expenses
Cost of interest	22,258	33,883
Cost of service for the current year	9,565	10,275
Past service cost	(3,624)	5,336
Expense recognized during the year	28,199	49,494

Defined benefit obligation at beginning of year	166,983	129,493
Cost of interest	22,258	30,793
Cost of service for the current year	9,564	9,358
Past service cost	(3,624)	4,852
Actuarial (gains) losses	(20,551)	25,661
Benefits paid	(26,160)	(25,755)
Discontinued operations	-	(7,419)
Defined benefit obligation at end of year	148,470	166,983

The main key assumptions used to determine the obligations as of year-end are as follows:

Main key assumptions used	2018	2017

Discount rate	5.50%	5.50%

Increase in the real annual salary	2.00%	2.00%

Turn over of participants	0.73%	0.73%

A one percentage point change in the discount rate applied would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2018 year-end	(10,563)	13,193
Effect on the benefit obligation as of the 2017 year-end	(13,016)	14,928

A one percentage point change in the annual salary assumed would have the following effect:

	Increase	Decrease
	ARS 000	ARS 000

Effect on the benefit obligation as of the 2018 year-end	12,170	(11,205)
Effect on the benefit obligation as of the 2017 year-end	13,635	(12,120)

As of December 31, 2018, and 2017, the Group had no assets in connection with employee benefit plans.

	2018	2017
	ARS 000	ARS 000
Current:
Vacation and statutory bonus	150,947	175,988
Contributions payable	63,825	73,990
Bonus accrual	173,278	213,227
Other	3,118	13,931
	391,168	477,136

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

12.
Intangible assets

Concession right of Piedra del Águila hydroelectric power plant

Includes the amounts paid as consideration for rights relating to the concession of Piedra del Águila hydroelectric power plant awarded by the Argentine government for a 30-year term, until December 29, 2023. The Group amortizes such intangible asset based on straight-line basis over the remaining life of the concession agreement.

For a concession arrangement to fall within the scope of IFRIC 12, usage of the infrastructure must be controlled by the concession grantor. This requirement is met when the following two conditions are met:

–
the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

–
the grantor controls the infrastructure, i.e., retains the right to take back the infrastructure at the end of the concession.

Upon Resolution 95 passed by Argentine government our concession right of Piedra del Águila hydroelectric power plant met both conditions above.

The main features of the concession contract are as follows:

Control and regulation of prices by concession grantor: Pricing schedule approved by grantor;

Remuneration paid by: CAMMESA;

Grant or guarantee from concession grantor: None;

Residual value: Infrastructure returned to grantor for no consideration at end of concession;

Concession end date: December 29, 2023;

IFRIC 12 accounting model: Intangible asset.

Fees and royalties: the Intergovernmental Basin Authority is entitled to a fee of 2.5% of the plant’s revenues, and the provinces of Rio Negro and Neuquén are entitled to royalties of 12% of such revenues. For the years ended December 31, 2018 and 2017, the fees and royalties amounted 214,333 and 203,007, respectively and they were shown in operating expenses in the consolidated statement of income.

Contractual capital investment obligations and obligations relating to maintenance expenditure on infrastructure under concession are nominal.

Transmission lines of wind farms Achiras and La Castellana

As mentioned in Note 2.3.7, the Group finished the construction of wind farms La Castellana and Achiras, whereby it was agreed to construct high and medium tension lines and the electrical substation to connect the wind farms to SADI, a part of which were given to the companies transporting the energy in accordance with the respective contracts; therefore, such companies are in charge of the maintenance of such transferred installations. Consequently, the Group recognized intangible assets for an amount of 596,301, which were transferred from property, plant and equipment to intangible assets.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

13.
Cash and short-term deposits

For the purpose of the consolidated statement of financial position and the consolidated statement of cash flow, cash and short-term deposits comprise the following items:

	2018	2017
	ARS 000	ARS 000

Cash at banks and on hand	229,948	130,863

Bank balances accrue interest at variable rates based on the bank deposits daily rates. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective fixed short-term deposit rates.

14.
Equity reserves and dividends paid

On April 28, 2017, the Shareholders’ Meeting of the Company approved the increase of the legal reserve in the amount of 88,182 and the allocation of the remaining unallocated results as of December 31, 2016 to increase the voluntary reserve by 1,668,869 in order to improve the solvency of the Company.

On August 15, 2017, the Shareholders’ Meeting of the Company approved the distribution of dividends in cash amounting to ARS 0.85 per share which were paid on August 30, 2017.

On April 27, 2018, the Shareholders’ Meeting of the Company approved the increase of the legal reserve in the amount of 220,913 and approved the distribution of dividends in cash amounting to ARS 0.70 per share, which were paid on May 11, 2018, allocating the remaining unallocated results as of December 31, 2017 to increase the voluntary reserve by 3,386,408 in order to improve the solvency of the Company.

As described in Note 2.2.2, the Company absorbed all cumulative negative unappropriated retaining earnings existing as at January 1, 2017 which were a consequence of the inflation adjustment. Such negative results were absorbed with the balances of the accounts Voluntary Reserve, Special Reserve RG CNV 609, Special Reserve Resolution IGJ 7/05, Legal Reserve, Premiums, and with part of the balance of the account Adjustment to Capital Stock.

15.
Provisions and contingent liabilities

The evolution of provisions included in liabilities is disclosed in Exhibit E.

15.1. Tax adjustment for inflation Income tax return for fiscal year 2014

In February 2015 CPSA, for itself and as the successor company of Hidroeléctrica Piedra del Águila (HPDA) (the merged company) filed income tax returns for the nine-month period ended September 30, 2014, applying the adjustment for inflation mechanism established by the Argentine Income Tax Law.

In addition, the Company filed its income tax return for the three-month period ended December 31, 2014, applying the same adjustment for inflation mechanism established by the Argentine Income Tax Law.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

As of the date of issue of these consolidated financial statements, we do not expect that the Argentine Tax Authorities, or ultimately, the Supreme Court will approve our filed income tax return. Accordingly, as of December 31, 2018 and 2017, the Company keeps recorded a provision for 495,390 and 551,418, respectively, which had been recognized during the year ended December 31, 2014.

Action for recovery - Income tax refund for fiscal period 2010

In December 2014, the Company, as merging company and continuing company of HPDA, raised a recourse action before fiscal authorities regarding the income tax for the fiscal period 2010 that amounted to 67,383 at historical values (349,524 adjusted for inflation), which was incorrectly entered by HPDA. This recourse action seeks to recover the income tax entered by HPDA in accordance with the lack of application of the inflation- adjustment mechanism established by the Law on Income Tax.

In December 2015, the three-month term stated by Law no. 11 683 elapsed, the Company brought a contentious-administrative claim before the National Court to ask for its right to recourse for an amount of 67,612 at historical values (350,712 adjusted for inflation).

In October 2018, the Company was served notice of the judgment issued by the Federal Contentious- Administrative Court No. 5, which granted the right to recourse. The judgment ordered tax authorities to return the amount of 67,612 (at historical values) to the Company plus the interest stated in the BCRA Communication 14290 and ordered that legal cost must be borne by the defendant. The tax administration appealed the judgment passed by the court and the file is currently under analysis by the Administrative Court of Appeals for the City of Buenos Aires. Given the fact that, as of the fiscal year closing, collection is not virtually certain, the Company maintains the accounting treatment not to recognize a credit for such item.

Action for recovery - income tax refund for fiscal years 2009, 2011 and 2012

In December 2015, the Company filed a petition with the Argentine Tax Authorities for the recovery of income tax for the fiscal year 2009, in the amount of approximately 119,117 which had been incorrectly paid by the Company in excess of our income tax liability. By filling such action, we seek to recover the excess income tax paid by CPSA due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law.

On April 22, 2016, after the three-month term required by Law No. 11,683 expired, the Company filed an action for recovery for the amount claimed with the Argentinean Tax Court.

In December 2017, the Company filed a petition with the Argentine Tax Authorities for the recovery of 242,371 paid in excess by the Company for payment of Income Tax for 2011 fiscal period, according to the Company’s estimates. The purpose of such action is to recover the income tax paid by CPSA due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law.

In December 2018, the Company, as merging company and continuing company of HPDA, filed a petition with the Argentine Tax Authorities for the recovery of 387,953 paid in excess by the Company and HPDA for payment of Income Tax for 2012 fiscal period, due to the failure to apply the adjustment for inflation set forth in the Argentine Income Tax Law.

As of the date of issuance of these consolidated financial statements, we do not expect that the Argentine Tax Authorities, or ultimately, the Supreme Court will approve our request for recovery of income tax we previously paid. Consequently, no receivable was recognized in relation to this matter.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

16.
Information on related parties

The following table provides the transactions performed and the accounts payable to/receivable from related parties as of December 31, 2018 and 2017:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000

Associates:

Termoeléctrica José de San Martín S.A.	12-31-2018	222	-	837	-
	12-31-2017	266	-	28	-

Distribuidora de Gas Cuyana S.A.	12-31-2018	-	235,319	-	24,583
	12-31-2017	-	69,088	-	10,706

Energía Sudamericana S.A.	12-31-2018	-	-	-	-
	12-31-2017	-	-	384	2,847

Transportadora de Gas del Mercosur S.A.	12-31-2018	7,647	-	24	-
	12-31-2017	4,828	-	25,461	-

Related companies:

RMPE Asociados S.A.	12-31-2018	178	159,895	-	-
	12-31-2017	202	142,259	-	-
Total	12-31-2018	8,047	395,214	861	24,583
	12-31-2017	5,296	211,347	25,873	13,553

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the years ended December 31, 2018 and 2017, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

17.
Financial risk management objectives and policies

–
Interest rate risk

Interest rate variations affect the value of assets and liabilities accruing a fixed interest rate, as well as the flow of financial assets and liabilities with floating interest rates.

As mentioned in note 10.3, short–term bank loans accrue interest at a fixed interest rate. The Group uses no derivate financial instruments to cover this risk.

Under IAS 29, keeping monetary assets causes loss of purchasing power, as long as there is no adjustment mechanism that compensates for such loss of purchasing power. This loss is included in the fiscal year income (loss) under item RECPAM. On the contrary, keeping monetary liabilities causes gain of purchasing power, also included under item RECPAM.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The company’s risk management policy was designed for the purposes of reducing the effect the loss of purchasing power may have. Net monetary positions during most of fiscal years 2018 and 2017 appeared as assets; hence, the Company seeks to mitigate the risk by implementing adjustment mechanisms through interest and exchange differences. In consequence, during 2018 and 2017, item RECPAM showed net loss caused by monetary accounts inflation.

Interest rate sensitivity

The following table shows the sensitivity of income before income tax for the year ended December 31, 2018, to a reasonably possible change in interest rates over the portion of loans and CAMMESA borrowings bearing interest at a variable interest rate, with all other variables held constant:

Increase in percentage	Effect on income before income tax (Loss)
ARS 000

5%	(141,280)

–
Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company is exposed to the foreign currency risk at an ARS/USD ratio, mainly due to its operating activities, the investment projects defined by the Company and the debt related to the bank loan mentioned in note 10.3.1. The Company does not use derivative financial instruments to hedge such risk.

However, as of December 31, 2018, the Company carries receivables, cash and cash equivalents in foreign currency for USD 570,726 thousands, which exceed the liabilities carried in foreign currency for approximately USD 167,902 thousands.

Foreign currency sensitivity

The following table shows the sensitivity to a reasonably possible change in the US dollar exchange rate, with all other variables held constant, of income before income tax as of December 31, 2018 (due to changes in the fair value of monetary assets and liabilities).

Change in USD rate	Effect on income before income tax (Gain)
ARS 000

10%	973,442

–
Price risk

The Company’s revenues depend on the electric power price in the spot market and the production cost paid by CAMMESA. The Company has no power to set prices in the market where it operates.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including holdings of government securities.

–
Trade and other receivables

The Finance Department is in charge of managing customer credit risk subject to policies, procedures and controls relating to the Group’s credit risk management. Customer receivables are regularly monitored. Although the Group has received no guarantees, it is entitled to request interruption of electric power flow if customers fail to comply with their credit obligations. In regards to credit concentration, see Note 10.1. The need to book impairment is analyzed at the end of each reporting period on an individual basis for major clients. The allowance recorded as of December 31, 2018, is deemed sufficient to cover the potential impairment in the value of trade receivables.

–
Cash and cash equivalents

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with corporate policy. Investments of surplus funds are made only with approved counterparties; in this case, the risk is limited because high-credit-rating banks are involved.

–
Public and corporate securities

This risk is managed by the Company’s finance management according to corporate policies, whereby these types of investments may only be made in first-class companies and in instruments issued by the federal or provincial governments.

Liquidity risk

The Group manages its liquidity to guarantee the funds required to support its business strategy. Short-term financing needs related to seasonal increases in working capital are covered through short-and medium-term bank credit lines.

The table below summarizes the maturity profile of the Company’s financial liabilities.

	Less than 3 months	3 to 12 months	1 to 5 years	Total
	ARS 000	ARS 000	ARS 000	ARS 000
As of December 31, 2017
CAMMESA borrowings and other loans and borrowings	8,395	1,822,759	6,862,758	8,693,912
Trade and other payables	1,729,909	-	-	1,729,909
	1,738,304	1,822,759	6,862,758	10,423,821
As of December 31, 2016
CAMMESA borrowings and other loans and borrowings	345	3,948,515	3,127,689	7,076,549
Trade and other payables	1,499,027	2,858	-	1,501,885
	1,499,372	3,951,373	3,127,689	8,578,434

Granted and received guarantees

The Group has posted a bank bond to cover the obligations undertaken under the Concession Agreement of Complejo Hidroeléctrica Piedra del Águila for 4,366.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

On October 16, 2006, the Group entered into two pledge agreements with the Secretariat of Energy to guarantee our performance obligations in favor of the FONINVEMEM trusts under certain construction management and operation management agreements and provided as collateral: (a) 100% of our shares in TJSM and TMB, and (b) 50% of the rights conferred by our LVFVD receivables for the duration of the construction management agreement and the operation management agreement.

Likewise, the Group entered into various guarantee agreements to provide performance assurance of its obligations arising from the agreements described in notes 1.2.a), 10.3.1, 10.3.3, 10.4 and 19.6.

18.
Discontinued operations

As mentioned in note 22.8, on December 20, 2017 YPF Energía Eléctrica S.A. (“YPF EE”) accepted our offer to sell the La Plata plant. On February 8, 2018, the plant was transferred to YPF EE effective as of January 5, 2018. Consequently, as of December 31, 2017 the La Plata plant was classified as a disposal group held for sale and its respective results as a discontinued operation. The results of La Plata plant for the years ended December 31, 2018 and 2017 are presented below:

	2018	2017
	ARS 000	ARS 000

Revenues	17,151	3,596,450
Cost of sales	(23,874)	(2,324,579)
Gross (loss) income	(6,723)	1,271,871

Administrative and selling expenses	-	(13,948)
Other operating income	469,600	-
Other operating expenses	-	(18,146)
Operating income	462,877	1,239,777

RECPAM - Income (loss) for exposure to change in purchasing power of currency	(134,063)	(57,942)
Finance expense	-	(545)
Income before tax from discontinued operations	328,814	1,181,290
Income tax for the year	(52,637)	(390,016)
Income for the year from discontinued operations	276,177	791,274

The assets and liabilities of La Plata plant classified as held for sale as of December 31, 2017 are, as follows:

2017
ARS 000

Assets
Property, plant and equipment	710,343
Inventories	38,523
Assets held for sale	748,866

Liabilities
Deferred income tax liabilities	(152,039)
Compensation and employee benefits liabilities	(6,513)
Provisions	(193,463)
Labilities associated with assets held for sale	(352,015)
Net assets held for sale	396,851

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The net cash flows of La Plata plant operation are, as follows:

	2018	2017
	ARS 000	ARS 000

Operating activities	(6,723)	1,212,104

Earnings per share:

	2018	2017

– Basic and diluted income per share from discontinued operations	ARS 0.18	ARS 0.53

19.
Contracts

19.1.
Maintenance and service contracts

The Group entered into long-term service agreements executed with leading global companies in the construction and maintenance of thermal generation plants, such as (i) General Electric, which is in charge of the maintenance of the Puerto Combined Cycle plant, the La Plata plant’s gas turbine, and part of the Mendoza based units, and (ii) Siemens, which is in charge of the maintenance of the combined cycle unit based in Mendoza site.

Under long-term service agreements, suppliers provide materials, spare parts, labor and on-site engineering guidance in connection with scheduled maintenance activities, in accordance with the applicable technical recommendations.

19.2.
Agreement for supplying electricity and steam to YPF

As from January 1999 and for a 20-year term, our Luján de Cuyo plant supplies 150 tons per hour of steam to YPF’s refinery in Luján de Cuyo under a steam supply agreement. Under this agreement YPF supplies the Luján de Cuyo plant with the fuel and water needed for operation of the plant.

On February 8, 2018, we signed an agreement to extend our steam supply agreement with YPF at our Luján de Cuyo plant for a period of up to 24 months from January 1, 2019 under the same terms as our existing steam supply agreement.

19.3.
Acquisition of Siemens gas turbine

On December 18, 2014, the Company acquired from Siemens a gas turbine for electric power generation composed by a turbine and a generator with 286 MW output power, and the proper ancillary equipment and maintenance and assistance services.

19.4.
Acquisition of General Electric gas turbine

On March 13th, 2015, the Company acquired a gas turbine from General Electric and hired their specialized technical support services. The unit is a gas turbine with 373 MW output power.

As of December 31, 2018, the Company received cash advances from CAMMESA amounting to 1,185,014 for partially funding the mentioned acquisition.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

19.5.
Acquisition of two Siemens gas turbines

On May 27th, 2016, the Company acquired from Siemens two gas turbines for electric power generation composed by a turbine and a generator with 298 MW output power, and the proper ancillary equipment and maintenance and assistance services. This equipment will be used in the cogeneration project called “Terminal 6 San Lorenzo”, which is described in Note 19.7.

19.6.
Awarding of Renewable Energy Projects

In October 2016, the Company and its subsidiary CPR were awarded of a wind project called “La Castellana” with a capacity of 99 MW.

In January 2017, CP La Castellana S.A.U. entered into a power purchase agreement with CAMMESA for La Castellana project for a 20-year term as from the launch of the commercial operations.

In November 2016, the Company and its subsidiary CPR were awarded of a wind project called “Achiras” with a capacity of 48 MW.

In May 2017, CP Achiras S.A.U. entered into a power purchase agreement with CAMMESA for Achiras project for a 20-year term as from the launch of the commercial operations.

In November 2017, the Company was awarded a project of wind power generation called “La Genoveva I” with an installed capacity of 86.6 MW. The Company participated on the tender by virtue of its call option on 100% of the shares of Vientos La Genoveva S.A., a special purpose vehicle, through which the aforementioned project will be developed. In this context, the Company assigned the exercise of the call option to its subsidiary CPR and on March 23, 2018, CPR acquired 100% of the shares of Vientos La Genoveva S.A. (currently, Vientos La Genoveva S.A.U.).

In addition, on January 2018 and May 2018, CAMMESA assigned to the Group the priority on power dispatch for the projects “La Castellana II”, “Achiras II” and “La Genoveva II”, with an installed capacity of 15.75 MW,
79.80 MW and 41.8 MW, respectively.

Consequently, CPR exercised the call option on the special purpose vehicle through which La Genoveva II project will be developed, and on June 28, 2018 acquired 100% of the shares of Vientos La Genoveva II S.A. (currently, Vientos La Genoveva II S.A.U.).

On August 6, 2018, CPR transferred to the Company its total shareholding at Vientos La Genoveva S.A.U. (3,740,500 non-endorsable registered common shares at Ps. 1 each) and at Vientos La Genoveva II S.A.U. (5,578,543 non-endorsable registered common shares at Ps. 1 each), including all the political and economical rights inherent in them.

On December 28, 2018, a decision was made at the Special Shareholders’ Meeting of CPR Energy Solutions S.A.U. (”CPRES”), an special purposes vehicle, subsidiary of CPR, which developed projects La Castellana II and Achiras II; the decision made implied a spin off, by means of which CPRES’s equity would be divided and wind farm project La Castellana II was part of its equity, while 79.8-MW wind farm Project Achiras II was divided from it into two parts: (i) a part consisting on 57-MW wind farm Manque; therefore, a new company named CP MANQUE S.A.U. (“CPM”) was incorporated for this wind farm, and (ii) another part consisting on 22.8-MW wind farm called Los Olivos; therefore, a new company named CP LOS OLIVOS S.A.U. (“CPLO”) was incorporated for this wind farm (hereinafter, the “spinning-off companies”.) As resolved at the Shareholders’ Meeting, the spin off was effective in legal and tax terms as at February 1, 2019, on which date, the spinning- off companies were incorporated with the equity that was divided from CPRES. As from such date, the spinning-off companies commenced their independent activities and all operating, accounting, and tax effects were triggered.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

On August 17, 2018, CPSA acquired from Ledesma Renovables S.A., a 12-MW photovoltaic power generation project (extensible in additional 6 MW), located at Santa María, Province of Catamarca.

Acquisition and operation of wind turbines

The Group has entered into agreements with Nordex Windpower S.A. for the operation and maintenance of Achiras and La Castellana wind farms for a 10-year term.

Moreover, the Group has entered into agreements with Vestas Argentina S.A. for the supply, transport, setup, assembly, commissioning and tests of wind turbines for La Genoveva I, La Genoveva II, La Castellana II, Manque and Los Olivos wind farms. The Group also entered into contracts with Vestas Argentina S.A. for the operation and maintenance of the wind farms for a 5-year term.

Additionally, the Group has also entered into agreements with Constructora Sudamericana S.A. for the execution of the civil works and the medium voltage grid in such wind farms. Also, the Group has entered into agreements with Ventus Energía Renovables S.A. for supervision and inspection tasks on the works in such wind farms.

19.7.
Awarding of co-generation projects

On September 25, 2017, the Company was awarded through Resolution SEE 820/2017 with two co-generation projects called “Terminal 6 San Lorenzo” with a capacity of 330 MW and Luján de Cuyo (within our Luján de Cuyo plant) with a capacity of 93 MW.

On December 15, 2017, we executed a new steam supply contract with YPF for a 15-year term that will begin when the new co-generation unit at our Luján de Cuyo plant begins operations.

Also, on December 27, 2017, we entered into a final steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant for a 15 year-term.

On January 4, 2018, the Company entered into power purchase agreements with CAMMESA for each of the mentioned projects for a 15-year term as from the launch of commercial operations.

19.8.
Sale of the La Plata plant

On December 20, 2017, YPF EE, an YPF S.A. subsidiary, accepted our offer to sell the La Plata plant, for a total sum of USD 31.5 million, subject to closing customary conditions. On February 8, 2018, after the conditions were met, the plant was transferred to YPF EE effective as of January 5, 2018. Consequently, the Company has booked an income, before income tax, from discontinued operations for 469,600, due to the sale of the mentioned plant.

19.9.
Purchase of natural gas for generation

As accepted under Regulation SGE No. 70/2018 described in Note 1.d), the Company reinstated its activities towards purchasing natural gas as from late November 2018, in order to supply its generation stations. As from December 2018, all natural gas used by the Company was purchased to producers and distributors directly, as well as the transported associated to those consumptions. The Company’s main natural gas providers are YPF, Tecpetrol, Total, Metroenergía and Pluspetrol, among others.

19.10.
Subsequent event: Thermal Station Brigadier López award

In the context of two local and foreign public tenders for goodwill transfer called by Integración Energética Argentina S.A. (“IEASA”), on February 27, 2019, IEASA informed the Company that it was awarded with the goodwill transfer composed of the production units that are part of Central Termoeléctrica Brigadier López and

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Central Termoeléctrica Ensenada de Barragán, which includes the production unit that is part of Thermal Station Brigadier López (the “Station”) and of the premises on which the Station is located, including: a) production unit for the Station, which includes, personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used for the Station operation and use; b) IEASA’s contractual position in executed contracts (described hereinbelow); c) permits and authorizations in effect related to the Station operation; and d) CPSA’s responsibility of being in charge of the transferred employees.

The Station’s current installed power is 280 MW (open-cycle operation.). Closing cycle works are at an advanced stage and will make the Station power rise to 420 MW.

Contractual position of the executed contracts will be transferred to CPSA on April 1, 2019, (the “Effective Date”.) The following contracts are included: a) turbogas supplying contract with CAMMESA for the supply of electric power (mixed-cycle operation), whose expected termination date is August 30, 2022; b) turbosteam supplying contract with CAMMESA for the supply of electric power, whose term is of ten years as from commencement of commercial operations, which took place in April 2012; c) financial trust contract signed by IEASA as trustor for the purpose of financing the Station’s open-cycle work, d) gas distribution contracts, e) Station’s maintenance contract, f) spare parts sale contract, g) insurance contract, and h) other contracts.

As regards the trust contract, CPSA will act as trustor as from the Effective Date. Based on the residual value projection informed by IEASA, the estimated balance of the financial debt at the Effective Date will be of USD 161 million (estimated technical value).

In addition, on the Effective Date, CPSA will have to reacquire the trust debt securities whose value is equivalent to the difference between: (i) the debt securities residual value as of the Effective Date, and (ii) the cash offer made by CPSA.

The total amount offered by CPSA at the public tender was USD 165,432,500; this amount included USD 155,332,500 in cash, and USD 10,100,000 to be paid as LVFVD.

20.
Tax reform

On December 29, 2017, decree No.1112/2017 was issued, by which the Tax Reform Law No. 27430 (“Tax Reform Law”) enacted by the Argentine Congress on December 27, 2017, was passed. The Tax Reform Law was published in the Official Gazette the same date it was enacted. The most relevant aspects of this reform are the following:

a)
Reduction of the corporate income tax rate and additional tax on the distribution of dividends

Through the fiscal year ended December 31, 2017, the corporate income tax rate remains at 35% and will be reduced to 30% during the two following fiscal years beginning on or after January 1st, 2018, and to 25% for the fiscal years beginning on January 1st, 2020. This reduction affected the measurement of deferred tax assets and liabilities as at December 31, 2017, as indicated in note 7.

The reduction of the corporate income tax rate is supplemented by the application of a tax on the dividend distributions made to local natural persons and foreign beneficiaries, which the Company should withhold and pay over the tax authorities as a single and final payment when dividends are distributed. This additional tax will be of 7% or 13% rate, depending on whether dividends were distributed for a period when the Company was subject to 30% or 25% rate, respectively. For this purpose, it is considered, without admitting evidence to the contrary, that the dividends which are distributed are related, in the first place, to older accumulated earnings.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

b)
Equalization tax

Pursuant to law No. 25,053, when dividends are paid exceeding accumulated taxable income as of the year- end immediately preceding the payment date, there is an obligation to withhold, as a single and final payment, 35% on such excess for income tax purpose. This withholding will no longer be applicable for dividends attributable to income accrued during the fiscal years beginning on or after January 1st, 2018.

c)
Tax losses (NOLs)

Section 19 of the Income Tax Law incorporates in the treatment of NOL deduction the possibility of them being used considering the changes in the domestic wholesale price index published by INDEC (Argentine Statistics and Census Institute), for the period between the closing month of the fiscal year when the payment is made.

d)
Adjustment for inflation

To determine the amount of taxable net profits for fiscal years commencing as from January 1, 2018, the inflation adjustment calculated on the basis of the provisions set forth in Sections 95 to 98 of the income tax law will have to be added to or deducted from the fiscal year’s tax result. This adjustment will only be applicable if the variance percentage of the consumers price index (“IPC”) given by the Argentine Statistics Bureau (“INDEC”), based on the charts prepared by AFIP for that purposes falls into one of the following scenarios (a) the percentage totaled during the 36 months prior to fiscal year closing is higher than 100%, or (b) for the first, second, and third fiscal year as from January 1, 2018, the index variance estimated from the commencement to the closing of the fiscal year is higher than 55% (fifty-five per cent), 30% (thirty per cent,) and 15% (fifteen per cent) for the first, second, and third fiscal year respectively.

If the condition for the adjustment for inflation does not take place, an adjustment is allowed for certain assets as it is mentioned in the following paragraph.

e)
Update of the acquisitions and investments made during the fiscal periods beginning on January 1st, 2018

For the acquisitions or investments made during the fiscal periods beginning on January 1st, 2018, the following updates shall apply, based on the change percentage in the domestic wholesale price index provided by INDEC, according to the tables prepared by the AFIP for such purpose:

(1)
When transferring depreciable personal property, buildings which cannot be used as an inventory, intangible assets, shares, contributions or equity interests in companies (including contributions to mutual funds), the tax cost basis considered for determining the gross profit will be updated by the aforementioned index, as from the date of the acquisition or investment until the date of the transfer, and will be decreased, if appropriate, by the applicable depreciations calculated from the updated value.

(2)
The depreciations deductible related to buildings and other constructions on real estate property assigned to activities or as investments, different from inventories, and the depreciations related to assets assigned to the generation of taxable income, will be calculated applying the aforementioned index to the ordinary depreciation charge, referred to the date of the acquisition or construction indicated in the tables prepared by the AFIP.

f)
Tax reappraisal

Law No. 27,430 establishes the option of reappraising for tax purposes, for one time, some assets owned by the tax-payer by the end of the first fiscal year ended after December 29, 2017, the date on which the law came into force, as long as the following conditions are met: (i) the assets are located, placed or economically used within the country, and generate taxable income, (ii) the assets are not subject to accelerated depreciation or have been completely depreciated, and (iii) the assets were not disclosed pursuant to Law No. 27,260.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The performance of the option entails the payment of a special tax regarding all the reappraised assets pursuant to the proportional rates established for each asset, which will be applied over the difference between the residual reappraised tax value and the residual original tax value, calculated pursuant to the rules set forth by the Income Tax Law. The determined tax is not deductible from the income tax and the profit from the reappraisal is exempt from the income tax. In addition, the reappraisal amount, net of the respective depreciations, is not computed in the tax base of the minimum presumed income tax.

The reappraisal is carried out by applying a reappraisal factor which stems from a table contained in Law No. 27,430, as from the year the assets were recorded. From the resulting value, the depreciations which may have been proper in accordance to the income tax law for the elapsed useful life of the assets, including the year of the option, are subtracted. In case of real estate property which is not considered as an inventory and depreciable personal property, the estimate may be done by an independent appraiser, as long as it does not exceed 50% of the amount which would result from the application of the appraisal factor. The reappraised assets will continue to be updated for tax purposes based on the change percentage in the domestic wholesale price index provided by INDEC, according to the tables prepared by the AFIP for such purpose. Thus, the depreciation to be deducted from the income tax will consist of: (i) the depreciation rate determined based on the original value, method and the asset’s useful life duly adopted to determine the income tax, plus (ii) the depreciation rate which corresponds to the amount of the reappraisal with the above-mentioned subsequent update. Should a reappraised asset be transferred during any of the two fiscal years immediately following the fiscal year taken as basis for the reappraisal, the computable cost will be subject to a penalty, which will consist in a 60% reduction of the updated residual amount, if the transfer were made in the first of those fiscal years, or in a 30% reduction, if it were made in the second of such fiscal years.

As of the date of the issuance of these financial statements, the Board of Directors is analyzing the financial effects of the tax reappraisal and it has not yet decided whether they will make use of the option established in Law No. 27,430.

The use of the option of the tax reappraisal implies waiving (i) carrying any legal or out-of-court procedure to claim, with tax purposes, the application of any nature of updating procedures as at the date of the first fiscal year ended after the date on which Law 27,430 came into force and (ii) waiving the actions and rights invoked in procedures already carried in respect of fiscal periods previously ended. In addition, the calculation of the depreciation of the reappraisal amount or its integration as a tax basis when determining the income tax will imply, due to the fiscal year on which such calculation is made, waiver to any update claim.

g)
Advanced reimbursement of the technical credit balance of the value added tax

Law No. 27,430 establishes in the Value Added Tax Law a mechanism by which it is possible to require the reimbursement of the tax credits originated in the definite purchase, building, manufacturing, preparation or import of fixed assets (with the exception of vehicles) subject to depreciation in the income tax, which after six consecutive fiscal years, as from the year in which its consideration as tax credit was applicable, constitute the technical credit balance. If after 60 fiscal years as from the fiscal year immediately following the one where the reimbursement was made, the tax-payer had not generated an excess of tax debit over tax credits for a similar amount, the tax-payer must reimburse the not-applied excess plus the respective interest. These dispositions will apply to the accumulated balance originated in the charges whose right to consideration as tax credit is originated as from January 1st, 2018.

h)
Employers’ contributions

A progressive increase of the employers’ contributions rate of 17% effective for those employers’ contributions accrued as from February 1st, 2018 is established. The increase schedule establishes that the rate will reach 17.50% in 2018, 18% in 2019, 18.50% in 2020 and 19% in 2021. As from January 1st, 2022, the employers’ contributions accrued will be finally settle at 19.50%.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

In addition, from the tax basis on which it is proper to apply the rates indicated before, a non-taxable minimum will be deducted which will also be progressive and which will begin in 2018 with ARS 2,400 to finally reach ARS 12,000 as from January 1st, 2022. This non-taxable minimum will be updated as from January 2019 based on the domestic wholesale price index provided by INDEC.

21.
Restrictions on income distribution

Pursuant to the General Legal Entities Law and the Bylaws, 5% of the profits made during the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock.

22.
Capital Stock

By January 1, 2015 the Company’s Capital Stock was 199,742, represented by 199,742,158 ordinary, book- entry shares with a nominal value of 1 Argentine peso and granting 1 vote each.

On March 11, 2016, and within the context of the merger of CPSA with Hidroneuquen S.A., Operating S.A. and SADESA, the Shareholders’ Special Meeting established the Stock Capital reduction by 10,489 by cancelling 10,489,376 ordinary, book-entry shares with a nominal value of 1 Argentine peso and granting 1 vote each.

On December 16, 2016, the Shareholders’ Special Meeting established the Capital Stock increase by distributing dividends in shares by 1,324,769, by issuing 1,324,769,474 ordinary, book-entry shares with a nominal value of 1 Argentine peso and granting 1 vote each.

At December 31, 2018, the Capital Stock is 1,514,022, represented by 1,514,022,256 ordinary, book-entry shares with a nominal value of 1 Argentine peso and granting 1 vote each, fully registered, paid-in and issued (8,851,848 are treasury shares).

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT A
1 of 2
CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2018

	Cost
	At the beginning	Additions	Transfers	Disposals	At the end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	1,907,294	6,487	827,701	-	2,741,482
Electric power facilities	21,395,820	813,810	630,401	(155,202)	22,684,829
Wind turbines	-	-	3,519,848	-	3,519,848
Gas turbines (1)	5,688,004	191,953	(568,017)	-	5,311,940
Construction progress (2)	4,252,242	5,924,697	(5,006,234) (3)	(49,988)	5,120,717
Other	1,537,533	22,036	-	(9,923)	1,549,646
Total	34,780,893	6,958,983	(596,301)	(215,113)	40,928,462

	Depreciation
	At the beginning	Charges	Disposals	At the end	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	451,152	39,640	-	490,792	2,250,690
Electric power facilities	15,569,606	975,169	(102,606)	16,442,169	6,242,660
Wind turbines	-	78,001	-	78,001	3,441,847
Gas turbines (1)	-	-	-	-	5,311,940
Construction progress	-	-	-	-	5,120,717
Other	1,308,466	49,745	(8,129)	1,350,082	199,564
Total	17,329,224	1,142,555	(110,735)	18,361,044	22,567,418

(1)
As of December 31, 2018, the Company held gas turbines, one of which was transferred to construction in progress because it will be used for new generation capacity in the project called “Terminal 6 San Lorenzo” while the other turbines can be used for other projects, in future bidding processes that may be called by the Argentine government.
(2)
The Group has capitalized borrowing costs for a total amount of 138,064 during the year ended December 31, 2018.
(3)
Includes 596,301 transferred to intangible assets related to transmission lines that were transferred to electric energy transport companies. See Note 2.3.7.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT A
2 of 2
 CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2017

	Cost
	At the beginning	Additions	Transfers	Disposals	At the end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	1,918,978	4,552	(16,236)	-	1,907,294
Electric power facilities	23,310,921	354,830	(2,269,931)	-	21,395,820
Gas turbines (1)	1,817,315	1,356,837	2,513,852 (2)	-	5,688,004
Construction progress (3)	289,497	3,982,113	(19,368) (2)	-	4,252,242
Other	1,581,618	36,480	(77,309)	(3,256)	1,537,533
Total	28,918,329	5,734,812	131,008	(3,256)	34,780,893

	Depreciation
	At the beginning	Charges	Transfers	Disposals	At the end	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	442,201	20,486	(11,535)	-	451,152	1,456,142
Electric power facilities	16,091,252	1,128,691	(1,650,337)	-	15,569,606	5,826,214
Gas turbines (1)	-	-	-	-	-	5,688,004
Construction progress	-	-	-	-	-	4,252,242
Other	1,285,559	52,930	(28,117)	(1,906)	1,308,466	229,067
Total	17,819,012	1,202,107	(1,689,989)	(1,906)	17,329,224	17,451,669

(1)
As of December 31, 2017, the Company held gas turbines, one of which was transferred to construction in progress because it will be used for new generation capacity in the project called “Terminal 6 San Lorenzo” while the other turbines can be used for other projects, in future bidding processes that may be called by the Argentine government.
(2)
Transferred from Other non-financial assets.
(3)
The Group has capitalized borrowing costs for a total amount of 10,739 during the year ended December 31, 2017.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT B

CENTRAL PUERTO S.A.

INTANGIBLE ASSETS

AS OF DECEMBER 31, 2018 AND 2017

	2018								2017
	Cost			Amortization
	At the beginning	Transfers	At the end	At the beginning	%	Charges	At the end	Net book value	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000		ARS 000	ARS 000	ARS 000	ARS 000

Concession right	7,904,747	-	7,904,747	5,927,282	3.3	329,578	6,256,860	1,647,887	1,977,465
Transmission lines for Achiras and La Castellana wind farms	-	596,301 (1)	596,301	-	5.0	20,096	20,096	576,205	-
Other	712,025	-	712,025	700,887		-	700,887	11,138	11,138
Total 2018	8,616,772	596,301	9,213,073	6,628,169		349,674	6,977,843	2,235,230
Total 2017	8,616,772	-	8,616,772	6,215,132		413,037	6,628,169		1,988,603

(1) Transferred from property, plant and equipment. See Note 2.3.7.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT C

CENTRAL PUERTO S.A.

EQUITY INTERESTS IN ASSOCIATES AS OF DECEMBER 31, 2018 AND 2017

	2018								2017
Name and characteristics of securities and issuers	Class	Face value	Quantity	Cost	Listed Price	Value obtained by the equity method	Share in the profit of associates	Book value	Book value
						ARS 000	ARS 000	ARS 000	ARS 000

INVESTMENT IN ASSOCIATES

Sociedades Art.33 - Ley N° 19.550 y sociedades vinculadas:
Termoeléctrica José de San Martín S.A.	1 vote	1	154,378	8.439	None	55,492	35,912	55,492	37,903
Termoeléctrica Manuel Belgrano S.A.	1 vote	1	154,734	8.439	None	49,138	29,225	49,138	42,439
ECOGAS Group - IGCU & IGCE (1) (2)	1 vote	10	(a)	(a)	None	1,826,888	1,011,224	1,826,888	1,361,025
Transportadora de Gas del Mercosur S.A.	1 vote	-	8,702,400	-	None	66,679	(2,626)	66,679	388,575
Other	-	-	-	-	-	118	450	139	196
							1,074,185	1,998,336	1,830,138

(1)
Includes direct participation of 17,20% in DGCE.
(2)
See Note 3.2.1.

a)
2,646,529 IGCU shares and 2,999,329 DGCE shares.
b)
40,509 for IGCU and 133,467 for IGCE.

	Last available financial information
Name and characteristics of securities and issuers	Date	Capital stock	Income (loss)	Equity	Equity interest
		ARS 000	ARS 000	ARS 000

Termoeléctrica José de San Martín S.A.	12/31/2018	500	148,713	179,728	30.88%
Termoeléctrica Manuel Belgrano S.A.	12/31/2018	500	94,436	158,783	30.95%
ECOGAS Group:
IGCU & IGCE	12/31/2018	(c)	1,585,052	5,388,201	44.10%
Distribuidora de Gas del Centro S.A.	12/31/2018	160,457	1,495,279	2,163,936	17.20%
Transportadora de Gas del Mercosur S.A.	12/31/2018	43,512	(13,128)	333,394	20.00%

c)
60,012 for IGCU and 68,012 for IGCE.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT D

CENTRAL PUERTO S.A.

INVESTMENTS

AS OF DECEMBER 31, 2018 AND 2017

	2018			2017
Name and characteristics of securities	Currency	Cost value	Book value	Book value
			ARS 000	ARS 000

CURRENT ASSETS

Financial assets at fair value through other comprehensive income

Mutual funds	ARS		-	221,498
			-	221,498
Financial assets at fair value through profit or loss

Argentina Central Bank bills	ARS		-	597,330
Mutual funds	ARS		1,964,630	821,113
			1,964,630	1,418,443
			1,964,630	1,639,941

ARS: Argentine Peso

USD: US Dollar

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT E

CENTRAL PUERTO S.A.

ALLOWANCES AND PROVISIONS AS OF DECEMBER 31, 2018 AND 2017

	2018					2017
Item	At beginning	Increases	Transfers	Decreases	At end	At end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

ASSETS

Non-current

Inventories	79,995	37,895	-	(25,814) (2)	92,076	79,995

Trade and other receivables

Allowance for doubtful accounts - Trade receivables	2,585	2,204	-	(1,086) (2)	3,703	2,585
Total 2018	82,580	40,099	-	(26,900)	95,779
Total 2017	60,126	34,401	-	(11,947) (2)		82,580

LIABILITIES

Provisions

Current
Provision for lawsuits and claims	610,476	106,263	-	(179,240) (2)	537,499	610,476
Total 2018	610,476	106,263	-	(179,240)	537,499
Total 2017	859,893	102,204	(193,463) (1)	(158,158) (2)		610,476

(1)
Transferred to Liabilities associated with the assets held for sale (Note 18).
(2)
Income (loss) for exposure to change in purchasing power of currency for the year.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT F

CENTRAL PUERTO S.A.

COST OF SALES

AS OF DECEMBER 31, 2018 AND 2017

	2018	2017
	ARS 000	ARS 000

Inventories at beginning of each year	265,827	218,028

Purchases and operating expenses for each year:
Purchases	2,194,756	560,058
Operating expenses (Exhibit H)	4,321,698	4,686,890
	6,516,454	5,246,948

Inventories at the end of each year	(295,583)	(265,827)
Total	6,486,698	5,199,149

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT G

CENTRAL PUERTO S.A.

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF DECEMBER 31, 2018 AND 2017

	2018				2017
Account	Currency and amount (in thousands)		Effective exchange rate (1)	Book value	Currency and amount (in thousands)		Book value
				ARS 000			ARS 000
NON-CURRENT ASSETS

Trade and other receivables	USD	421,112	37.8080 (2)	15,921,517	USD	24,648	675,025
				15,921,517			675,025
CURRENT ASSETS

Cash and cash equivalents	USD	4,720	37.5000	177,000	USD	4,313	118,119
	EUR	1	42.8400	43	EUR	1	32

Trade and other receivables	USD	138,051	37.8080	5,219,427	USD	9,609	263,159
	USD	3,381	37.5000 (2)	126,788	USD	19,932	545,871
				5,523,258			927,181
				21,444,775			1,602,206
NON-CURRENT LIABILITIES

Other loans and borrowings	USD	140,581	37.7000	5,299,904	USD	50,690	1,395,720
				5,299,904			1,395,720
CURRENT LIABILITIES

Other loans and borrowings	USD	12,124	37.7000	457,075	USD	27,099	746,155
Trade and other payables	USD	14,686	37.7000	553,662	USD	31,243	860,258
	EUR	465	43.1627	20,071	EUR	136	4,508
				1,030,808			1,610,921
				6,330,712			3,006,641

USD: US dollar.

EUR: Euro.

(1)
At the exchange rate prevailing as of December 31, 2018 as per the Argentine National Bank.

(2)
At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of December 31, 2018 as per the Argentine Central Bank.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

EXHIBIT H
1 of 2

INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b) AS OF DECEMBER 31, 2018 AND 2017

	2018
Accounts	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000

Compensation to employees	1,370,994	550,542	1,921,536
Other long-term employee benefits	28,092	4,534	32,626
Depreciation of property, plant and equipment	1,142,555	-	1,142,555
Amortization of intangible assets	349,674	-	349,674
Purchase of energy and power	44,148	1,392	45,540
Fees and compensation for services	247,799	342,908	590,707
Maintenance expenses	481,021	154,788	635,809
Consumption of materials and spare parts	161,289	245	161,534
Insurance	241,474	3,511	244,985
Levies and royalties	223,076	-	223,076
Taxes and assessments	20,449	48,452	68,901
Tax on bank account transactions	2,475	256,327	258,802
Others	8,652	26,637	35,289
Total	4,321,698	1,389,336	5,711,034

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT H
2 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b) AS OF DECEMBER 31, 2018 AND 2017

	2017
Accounts	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000

Compensation to employees	1,436,661	529,718	1,966,379
Other long-term employee benefits	42,655	6,839	49,494
Depreciation of property, plant and equipment	1,201,928	179	1,202,107
Amortization of intangible assets	329,579	-	329,579
Purchase of energy and power	126,458	-	126,458
Fees and compensation for services	314,593	272,915	587,508
Maintenance expenses	599,708	41,831	641,539
Consumption of materials and spare parts	184,575	-	184,575
Insurance	228,411	3,092	231,503
Levies and royalties	212,799	-	212,799
Taxes and assessments	6,102	48,719	54,821
Tax on bank account transactions	-	137,445	137,445
Others	3,421	15,519	18,940
Total	4,686,890	1,056,257	5,743,147

IT H
1 of 2

English translation of the original report issued in Spanish for publication in Argentina

INDEPENDENT AUDITORS’ REPORT

To the Directors of
CENTRAL PUERTO S.A.:

Introduction

1. We have audited the accompanying consolidated financial statements of Central Puerto S.A. and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2018, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, a summary of significant accounting policies and other explanatory information.

Responsibility of the Company’s Board of Directors on financial statements

2. The board of Directors is responsible for the preparation and fair presentation of the Company’s financial statements mentioned in paragraph 1 in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the Argentine Securities Regulator (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB). The Board of Directors is also responsible for the internal control it determines necessary to enable the preparation of financial statements that are free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3. Our responsibility is to express an opinion on the financial statements mentioned in paragraph 1 based on our audit. We conducted our audit in accordance with the International Standards on Auditing issued by the International Auditing and Assurance Standards Board (IAASB) adopted in Argentina with the validity established by the FACPCE. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessments of the risks of material misstatement of the financial statements, whether due to errors or irregularities. In making those risk assessments, the auditor considers the Company’s internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the

Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Company’s Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

4. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Central Puerto S.A. and its subsidiaries as of December 31, 2018 and the results of its operations and its cash flows for the year then ended, in accordance with the International Financial Reporting Standards.

City of Buenos Aires, March 11, 2019

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. T° 1 – F° 13

GERMÁN E. CANTALUPI
Partner

Certified Public Accountant (U.B.A.)

C.P.C.E.C.A.B.A. T° 248 – F° 60